SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

10 August 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 2 August to 6 August 2004.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

Encs

SEC File No: 82-3622

MASNET No. 10 OF 02.08.2004
Announcement No. 10

SINGAPORE TELECOMMUNICATIONS LIMITED

NEWS RELEASE - SINGTEL EXPANDS REGIONAL MOBILE SUBSCRIBER BASE TO 52 MILLION

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR-Mobile.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 02/08/2004 to the SGX

SingTel

News Release

SingTel expands regional mobile subscriber base to 52 million

Quarterly increase of five million subscribers is largest ever

Singapore, 2 August 2004 - Singapore Telecommunications Limited (SingTel) today said that the Group's aggregate number of mobile subscribers in the region increased by a record five million during the three months ended 30 June 2004 to cross the 52-million mark. This makes it the largest mobile base in Asia outside of China.

The combined mobile subscriber base of SingTel, SingTel Optus and the Group's four regional associates grew 40 per cent from about 37 million a year ago. On a proportionate basis, SingTel's subscriber base in the six markets – Australia, India, Indonesia, the Philippines, Singapore and Thailand – increased 41 per cent to 21 million during the same period.

SingTel's four Asian mobile associates – Advanced Info Service, Bharti, Globe and Telkomsel – all posted strong subscriber growth year-on-year, ranging from 18 per cent to more than 100 per cent. Their combined subscriber base grew 45 per cent to 45 million.

Telkomsel, the largest earnings contributor among the associates, maintained its market leadership position in Indonesia. This was strengthened by a US$620-million investment last year in network infrastructure and other facilities to expand its coverage areas.

Despite intense competition in the Thai mobile market, AIS maintained its leadership position with a 58 per cent market share due to its successful lifestyle segmentation strategy, with its extensive range of services, to meet the increasingly varied needs of its customers.

Globe has benefited from its successful introduction of over-the-air reloads in the fourth quarter of 2003. The award-winning service enables the sale of prepaid airtime in small denominations. This increases affordability and has driven higher growth rates in the Philippines. Bharti and Telkomsel have since also launched the service.

In India, Bharti continued to enjoy strong growth with a market share of about 21 per cent in the overall wireless market (GSM and digital mobile) or 26 per cent in the GSM market. It now offers mobile services in 16 out of 23 circles in India.

SingTel

SingTel Optus acquired 168,000 customers during the quarter, posting a 17 per cent year-on-year increase in subscribers, bringing its base to 5.7 million. The growth was achieved despite a mobile penetration of 80 per cent in Australia.

Optus remained focused on providing its customers with innovation and value in a competitive market. This was reflected in the popularity of services like Optus Zoo, the company's mobile information and entertainment portal. The number of Zoo registered customers increased during the quarter to more than 860,000.

In Singapore, SingTel maintained its subscriber base at more than 1.5 million. SingTel recently enhanced some of its price plans to offer mobile users even more value including all day free incoming calls, more bundled free SMS and lower monthly subscription fees. The new *iOneValue* plan, targeted at those who prefer free incoming calls over bundled free SMS, was also launched with a monthly subscription of less than S$20.

More details of the market and financial performance of the six mobile operations will be available when SingTel announces its results for the quarter ended 30 June 2004 on 5 August 2004.

At a glance

	Aggregate Subscriber Base (million)			**SingTel's Proportionate Subscriber Base (million)**		
	Jun 04	**Mar 04**	**Jun 03**	**Jun 04**	**Mar 04**	**Jun 03**
SingTel	1.50	1.52	1.53	1.50	1.52	1.53
Optus	5.72	5.55	4.89	5.72	5.55	4.89
SingTel's regional associates	45.02	40.25	31.00	13.80	12.25	8.52
Total	52.24	47.32	37.42	21.02	19.32	14.94

About SingTel

SingTel, Asia's leading communications group, is reaping the benefits of an international expansion strategy which has been successfully developed over the last 15 years. With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

SingTel Optus is a leading Australian integrated communications company. Since commencing operations in 1992, Optus has invested more than A$7 billion in the construction of fixed, mobile and satellite networks. Optus' mobile business unit has captured around one third of the total Australian GSM mobile market.

SingTel

SingTel is also a strategic investor in four of the region's most successful mobile operations. It has a 21.5 per cent stake in Advanced Info Service (AIS), Thailand's largest mobile operator. In India, the Group has a 28.5 per cent interest in the Bharti Group, the country's largest GSM operator. One of SingTel's earliest investments in the region is Globe Telecom in the Philippines. Today, it has a 40.1 per cent stake in the company. Most recently, SingTel invested in a 35.0 per cent stake in Indonesia's largest mobile operator, Telkomsel.

The SingTel Group had a turnover of S$12.0 billion (US$7.17.billion) and net profit after tax of S$4.49 billion (US$2.68 billion) for the year ended 31 March 2004. For the year, AIS, Bharti, Globe and Telkomsel contributed S$927 million in pre-tax earnings (excluding exceptional items) to the Group. The four associates also contributed S$223 million in dividends for the year. More information can be found @ www.singtel.com.

SEC File No: 82-3622

MASNET No. 78 OF 02.08.2004
Announcement No. 78

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - Adoption of New and Revised Accounting Standards

Attached is an announcement made by Singapore Telecommunications Limited on the above.

ann-acc standards.pdf

Submitted by Chan Su Shan (Ms), Company Secretary, on 02/08/2004 to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

ADOPTION OF NEW AND REVISED ACCOUNTING STANDARDS

Singapore Telecommunications Limited ("SingTel") wishes to announce that it will be adopting the following new and revised Singapore Financial Reporting Standards ("FRS") issued in July 2004 by the Council on Corporate Disclosure And Governance, with effect from the financial year beginning 1 April 2004:

FRS 102	Share-Based Payments
FRS 103	Business Combinations
Revised FRS 36	Impairment Of Assets
Revised FRS 38	Intangible Assets

FRS 102

Under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, participants will receive fully paid ordinary shares of SingTel free of charge, the equivalent in cash, or combinations thereof, provided that certain prescribed performance targets are met within a prescribed performance period.

Under FRS 102, the performance share plans ("PSP") are accounted either as equity-settled share-based payments or cash-settled share-based payments. Equity-settled share-based payments are measured at fair value at the date of grant, whereas cash-settled share-based payments are measured at current fair value at each balance sheet date. The performance share expense is amortised and recognised in the income statements on a straight line basis over the vesting period.

In the previous financial year, SingTel's PSP expense was calculated based on the cost of shares purchased, and for the shares yet to be purchased, at the market price at each balance sheet date, and the expense was then amortised and recognised in the income statements on a straight line basis over the vesting period.

The adjustment in staff costs arising from the adoption of FRS 102 will be recorded in the first quarter ended 30 June 2004.

FRS 103, Revised FRS 36 and Revised FRS 38

Under these standards, goodwill arising from business combinations as recorded in the balance sheet of the Group can no longer be amortised and charged to the income statement. Instead, such goodwill will be tested for impairment annually in accordance with FRS 36.

The standards are applied on a prospective basis effective 1 April 2004 and accordingly do not affect the Group's financial statements for the financial year ended 31 March 2004.

Dated : 2 August 2004

MASNET No. 69 OF 03.08.2004
Announcement No. 69

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - Takeover Bid by Optus for Uecomm

Attached is an announcement made by Singapore Telecommunications Limited on the above.

ann-uecomm 030804 takeover bid.p

Submitted by Chan Su Shan (Ms), Company Secretary, on 03/08/2004 to the SGX

SingTel

'yes' OPTUS

TAKEOVER BID BY OPTUS FOR UECOMM
ANNOUNCEMENT PURSUANT TO ASX LISTING RULE 3.3

In accordance with Australian Stock Exchange Listing Rule 3.3, Singapore Telecommunications Limited (ASX Code: SGT) advises the following in relation to the off-market takeover bid (**Bid**) by SingTel Optus Pty Limited, through its wholly owned subsidiary, Optus Networks Pty Limited (**Optus**), for all of the ordinary shares in Uecomm Limited (**Uecomm**):

1. the offer period in respect of the offers dated 2 July 2004 under the Bid ended at 7.00pm Sydney, Australia time on 3 August 2004;

2. at the end of the offer period under the Bid, Optus and its associates had a relevant interest in 94.02% of the ordinary shares in Uecomm; and

3. Optus will be proceeding with the compulsory acquisition of the remaining ordinary shares in Uecomm.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 3 August 2004

SEC File No: 82-3622

MASNET No. 2 OF 05.08.2004
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 30 JUNE 2004 - NEWS RELEASE

Attached is the news release on the Singapore Telecommunications Limited Group's unaudited results for the first quarter ended 30 June 2004.

1st0405-NewsRelease.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 05/08/2004 to the SGX

SingTel

News Release

The SingTel Group's results for the quarter ended 30 June 2004

Underlying net profit up 16% to S$696 million
Group EBITDA margin expands to 37.4%

Singapore, 5 August 2004 -- Singapore Telecommunications Limited (SingTel) today announced its unaudited results for the quarter ended 30 June 2004.

Highlights

Quarter ended:	June 2004 (S$ million)	June 2003 (S$ million)	Change
Operating revenue	3,022	2,960	2.1%
Operating revenue (excluding C1 Defence contract)	3,022	2,710	11.5%
Operational EBITDA	1,130	1,033	9.3%
Share of earnings from associates	296	291	1.9%
Earnings before interest, tax, depreciation and amortisation (EBITDA)[1]	1,510	1,409	7.2%
Net profit after tax	700	1,198	-41.5%
Underlying net profit[2]	696	602	15.7%

Group

During the quarter, underlying earnings[2] for the SingTel Group increased by a healthy 16 per cent to S$696 million. This is after adjusting for non-recurring items, such as the divestment of Belgacom.

Net profit after tax declined to S$700 million. In the last corresponding quarter, SingTel had recorded net exceptional gains of S$703 million mainly from the disposal of a 69 per cent stake in SingPost and its Yellow Pages directory assets and businesses.

The Group is aligning its accounting treatment for goodwill to the new financial reporting standard (FRS 103) with effect from this financial year, beginning 1 April 2004. Under this standard, goodwill arising from business combinations as recorded in the balance sheet of the Group is no longer amortised and charged to the income statement. Instead, such goodwill will be tested for impairment annually.

[1] Includes IDA compensation and share of results from associates

[2] Underlying net profit is defined as net profit before goodwill, exceptionals, Belgacom's net contribution and the exchange difference on loan to Optus (net of hedging)

SingTel

Group revenue increased to S$3.02 billion, a strong 12 per cent rise from the last corresponding quarter (excluding Optus' C1 Defence contract). Operational EBITDA rose 9.3 per cent to S$1.13 billion, EBITDA increased 7.2 per cent to S$1.51 billion while the EBITDA margin improved further to 37.4 per cent.

The Singapore business generated S$372 million of free cash flow and maintained an EBITDA margin of 51 per cent despite a challenging operating environment. SingTel Optus continued to build on its operational momentum. It expanded its EBITDA margin to 30 per cent and increased net profit to S$184 million.

Following the disposal of the Group's stake in Belgacom in March this year, the Group no longer equity accounts for Belgacom from 1 April 2004. For the quarter, share of earnings from associates contributed S$296 million, representing an impressive 32 per cent increase from the same quarter last year (excluding Belgacom's contribution).

Reflecting the importance and success of SingTel's international investments, the Group's overseas investments continued to contribute over 70 per cent of proportionate revenue and more than 60 per cent of proportionate EBITDA.

Mr Lee Hsien Yang, SingTel's President and CEO, said: "The SingTel Group has started the financial year on a very steady footing, delivering yet another strong performance for the quarter. The Singapore business continues to deliver healthy cash flows. In Australia, Optus is maintaining its revenue growth momentum, while improving both its margins and cash flow.

"The Group's regional associates have also delivered higher profits on the back of strong subscriber growth. The success of our international expansion strategy – which we embarked on in the late 1980s – now puts the Group in an excellent position for further growth."

<u>SingTel</u>

SingTel's revenue for the quarter was S$1.00 billion, a decline of 2.7 per cent year-on-year excluding directory advertising revenue. Compared to the preceding quarter, revenue was slightly higher for telecom services (ex-IT & Engineering), confirming early signs of improvement.

Data & Internet revenue, the largest revenue stream, increased 5.8 per cent to S$298 million compared to the same period last year and 6.8 per cent on a sequential quarter basis. Broadband revenues grew 57 per cent to S$70 million as the number of broadband lines increased 40 per cent from a year ago to 268,000. SingTel maintained its leadership with a 60 per cent market share.

Revenue from **mobile communications** grew 3.1 per cent to S$207 million due mainly to higher ARPU from roaming revenue. SingTel's postpaid churn rate dropped to 1.4 per cent despite a high 87 per cent mobile penetration in Singapore as of June 2004. The use of SMS and other mobile data services such as *SEND and MMS continued to rise. Mobile data services accounted for 18 per cent of ARPU, up from 16 per cent in the last corresponding quarter.

SingTel

International telephone revenue fell 16 per cent to S$169 million due to lower inpayment revenue and lower collection rates. The volume of international outgoing minutes (ex-Malaysia) was stable compared to the corresponding quarter last year and the preceding quarter.

For the quarter, revenue from **national telephone** declined 9.5 per cent from a year ago to S$133 million. This was due to Internet users migrating to broadband as well as a decline in traffic from unusually high levels during the Sars outbreak last year. Revenue was stable compared to the preceding quarter.

Revenue from **IT & engineering** rose 3.5 per cent from a year ago to S$136 million, driven by improved business conditions in Singapore. For the quarter, about 15 per cent of the NCS group revenue came from outside of Singapore, a result of the company's regionalisation efforts.

SingTel's focus on cost management saw a decrease of 3.5 per cent or S$17 million in **operating expenses** from a year ago. Compared to the preceding quarter, there was a 15 per cent decline of S$87 million due mainly to lower traffic expenses, staff costs and cost of sales.

Staff costs fell by 10 per cent due to a lower average headcount, lower employer's CPF contribution rate as well as a one-off benefit from aligning the accounting treatment for SingTel's Performance Share Plan to the new financial reporting standard (FRS 102).

This quarter, interest expense declined 10 per cent due mainly to lower bond borrowings following the buyback of S$485 million of SingTel bonds in October 2003. There was a net foreign exchange gain of S$6 million arising from a loan to Optus, net of hedging.

Cash capital expenditure for the quarter was S$85 million, an increase of 24 per cent year on year, but still less than 10 per cent of operating revenue.

SingTel Optus

Optus had a strong start to the 2005 financial year, delivering a solid set of results for the first quarter in terms of revenue, profits and cashflow. It continued to grow more quickly than the market as a whole and to gain market share, with all divisions contributing to the company's success.

Net profit after tax for the quarter was A$151 million, up 51 per cent compared to the same quarter last year. Operating revenue increased 12 per cent to $1.7 billion, excluding the C1 satellite Defence contract. Operational EBITDA grew 22 per cent to A$506 million, with tight cost control resulting in margins expanding by 2.4 percentage points to 30.4 per cent.

Optus continued to deliver very strong cash flow growth. Free cashflow was A$248 million for the quarter, 34 per cent higher than the same quarter last year. Operating cash grew by 14 per cent to A$435 million and cash capital expenditure was A$187 million. The ratio of cash capital expenditure to operating revenue fell to 11 per cent.

“Optus has had a good start to the financial year, reporting its tenth successive quarter of double-digit revenue growth,” Mr Paul O’Sullivan, incoming Optus Chief Executive said.

“Optus indicated at the start of this year that we expected our growth rate to moderate, as a result of growing penetration in the mobile market; increased price discounting by Telstra in the corporate market; and high market share in the HFC areas. The first quarter results show that, even accounting for these factors, Optus continues to outperform the industry and gain market share,” Mr O’Sullivan said.

“As the Challenger, Optus will continue to compete using product innovation and non-price differentiation as our primary tools to keep growing market share. In specific segments, Optus may choose to compete on price, which may place short term pressure on margins. With the backing of SingTel, its scale and track record, Optus is well placed to withstand these challenges and emerge as a stronger competitor,” Mr O’Sullivan said.

Optus Mobile acquired 168,000 customers during the quarter, posting a 17 per cent year-on-year increase in subscribers, bringing its base to 5.7 million or 35 per cent market share. This growth was achieved despite a mobile penetration of 80 per cent in Australia.

Mobile revenues grew 13 per cent to A$901 million with margins improving to 39 per cent and EBITDA increased 16 per cent to A$348 million. Data revenues reached 15 per cent of ARPU this quarter. Compared to the same quarter last year, postpaid ARPU increased 1.2 per cent assisted by an improved proportion of higher value customer segments while prepaid ARPU increased by 1.9 per cent.

Optus remained focused on providing innovation and value in a competitive market. This was reflected in the popularity of services like Optus Zoo, the mobile information and entertainment portal, with Optus Zoo customers increasing during the quarter to more than 860,000.

For the first quarter, **Optus Business** and **Optus Wholesale** saw combined revenue growth of 13 per cent to A$394 million, excluding the C1 satellite Defence contract. Combined margins improved to 27 per cent, driven by EBITDA growth of 29 per cent. Both divisions announced important customer wins and re-contracts including the Commonwealth Bank of Australia, the NSW Department of Education and Training, Cluster 3 (DIMIA), TXU, BAE, Holden, AstraCom, Golden West Networks (GWN) and WIN Television.

Optus Business continued to record gains in the corporate market with a 7.3 per cent increase in voice revenue, data and IP growth of 3.5 per cent and a 42 per cent increase in satellite revenue. Domestic data and IP revenues recorded a solid 6 per cent growth partially offset by continuing price pressures for international data.

Gaining profitable size and scale continues to be a key objective for Optus Business. In May 2004, Optus announced a successful offer for **Uecomm**, which provides broadband data services to business customers. Uecomm’s success with mid-sized corporates complements Optus' track record with larger accounts. Its fibre access network will enlarge Optus' footprint and increase capacity.

SingTel

Optus has now acquired more than 90 per cent of Uecomm and is proceeding with the compulsory acquisition of the remaining ordinary shares. Optus will consolidate Uecomm's results starting in the second quarter.

Optus Wholesale revenue grew by 34 per cent to A$128 million compared to the same quarter last year. Voice revenue showed particularly strong growth of 49 per cent, assisted by some one-off low margin domestic transit business.

In the first quarter, **Consumer & Multimedia** had operating revenue of A$381 million which was up 9.3 per cent. Free cash flow doubled to A$29 million compared to the same quarter last year. The EBITDA margin continued to improve, up four percentage points to 14 per cent.

Broadband was an important growth driver during the quarter. OptusNet Broadband had 183,000 customers at the end of the quarter including 22,000 DSL customers. This is nearly 70 per cent higher than a year ago.

The division added 35,000 broadband customers in the current quarter. This is double the March quarter customer adds and more than three times the December quarter. DSL and dial-up revenue increased by 32 per cent, driven in part by growth in DSL. Off network voice revenue grew by 11 per cent.

Local telephony bundling rates continued to increase with 64 per cent of customers on the Optus HFC network and 43 per cent of customers off the network taking more than one Optus product.

Associated companies

SingTel's associated companies continued to deliver very strong results this quarter.

The Group's share of pre-tax earnings from its associates rose to S$296 million, accounting for 32 per cent of the Group's profit before exceptionals and tax. This represented a 32 per cent increase year-on-year, excluding Belgacom, and was due to the strong performance of the regional mobile associates, especially Bharti.

The Group's share of pre-tax ordinary earnings from its four regional mobile associates[3] increased 31 per cent to S$274 million. This was attributable to very strong subscriber growth. The four companies' combined mobile subscriber base grew 45 per cent year-on-year to over 45 million.

Contributors to Group earnings included Telkomsel (S$117 million, +4.4 per cent), Advanced Info Service (S$77 million, +23 per cent) and Globe Telecom (S$46 million, +48 per cent), which was based on an equity interest of 40.1 per cent compared to 29.1 per cent a year ago. Bharti contributed S$35 million, a significant improvement on the S$3 million it contributed in the June 2003 quarter.

[3] AIS, Bharti, Globe and Telkomsel

Including SingTel and Optus, the Group's regional mobile subscriber base increased by 15 million, or 40 per cent, year-on-year to 52 million as at 30 June 2004. Most of the growth came from Telkomsel and Bharti which together added nearly 9 million customers.

SingTel received S$56 million in cash dividends from AIS, an increase of 38 per cent compared to the same quarter last year due to a higher dividend payout ratio. Globe has a new dividend policy which pays semi-annual dividends in March and September. During the quarter, Telkomsel declared a dividend and SingTel's share amounted to Rp 667 billion, which the company expects to receive in August and November 2004.

Cash flow and balance sheet

SingTel continues to adopt a very disciplined approach to capital management, with an objective of delivering appropriate returns to all stakeholders. The Group's free cash flow[4] decreased 8.6 per cent to S$676 million for the quarter. This was due mainly to changes to the timing of dividend payments from associates as well as the divestment of Belgacom which contributed S$72 million in dividend in the last corresponding quarter.

After lower interest payments, exchange rate movements and S$2.11 billion of proceeds received from the Belgacom IPO, the Group's net debt was reduced by $2.85 billion during the quarter to S$4.26 billion. As a result, net debt gearing was reduced to 17.4 per cent.

Net debt was 0.7 times of EBITDA and the EBITDA interest cover was 14.5 times. These ratios are comfortably within the leverage commitments made by SingTel to its bond investors.

The Group's strong financial performance gives it significant financial flexibility. SingTel announced during the quarter a record payout of S$4.1 billion to shareholders via a S$3.0 billion capital reduction and a S$1.1 billion final gross dividend for financial year 2004. Shareholders have approved the proposals at the recent Annual General Meeting.

Outlook

There have been no significant changes to the guidance issued earlier with the results for the financial year ended 31 March 2004. The Group will next update its guidance outlook when it announces its half year results.

Please refer to the Group's Management Discussion and Analysis document for a full commentary on the Group's results for the quarter.

~~~~~~~~~~~~~~~~

[4] Operating cash less cash capex
~~~~~~~~~~~~~~~~

MASNET No. 3 OF 05.08.2004
Announcement No. 3

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 30 JUNE 2004 - ANNOUNCEMENT TO SGX

Attached is an announcement to the Singapore Exchange Securities Trading Limited on the unaudited financial condition, results of operations and cash flows for the first quarter ended 30 June 2004 of Singapore Telecommunications Limited and its subsidiary companies.

1st0405-Ann.pdf

Submitted by Chan Su Shan (Ms), Company Secretary, on 05/08/2004 to the SGX

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

SGX APPENDIX 7.2 ANNOUNCEMENT
UNAUDITED FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS FOR THE FIRST QUARTER ENDED 30 JUNE 2004

CONTENTS	PAGE

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

CONSOLIDATED INCOME STATEMENT (UNAUDITED) FOR THE FIRST QUARTER ENDED 30 JUNE 2004

	Notes	Quarter 30 Jun 2004 S$ Mil	Quarter 30 Jun 2003 S$ Mil
Operating revenue		3,021.8	2,960.1
Operating expenses		(1,907.9)	(1,943.7)
Other income	1	15.6	17.0
Operational EBITDA		**1,129.5**	**1,033.4**
Compensation from IDA		84.3	84.3
Amortisation of goodwill arising on acquisition of subsidiary companies		-	(140.8)
Depreciation and other amortisation	2	(475.9)	(441.9)
		737.9	**535.0**
Exceptional items	3	(1.9)	703.3
Profit on operating activities		**736.0**	**1,238.3**
Associated and joint venture companies			
- share of ordinary results		296.2	313.6
- share of exceptional results	4	-	(22.8)
- amortisation of goodwill		-	(21.3)
		296.2	269.5
Profit before interest and tax		**1,032.2**	**1,507.8**
Interest and investment income	5	26.3	24.7
Interest on borrowings	6	(121.1)	(117.4)
Profit before tax		**937.4**	**1,415.1**
Taxation	7	(237.7)	(230.3)
Profit after tax		**699.7**	**1,184.8**
Minority interest		0.5	12.9
Profit attributable to shareholders		**700.2**	**1,197.7**
Underlying net profit (1)	9	**696.0**	**601.5**
EBITDA	10	**1,510.0**	**1,408.5**
Basic earnings per share (cents)	11	3.92	6.72
Basic earnings per share (cents) (underlying)	11	3.90	3.37
Diluted earnings per share (cents)	11	3.91	6.72

Notes :

(1) Underlying net profit refers to net profit before goodwill, exceptionals, Belgacom's net contribution and exchange difference net of related hedging on loan to SingTel Optus Pty Limited ("SingTel Optus").

(2) For all pages, "*" denotes less than S$50,000.

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

BALANCE SHEETS AS AT 30 JUNE 2004

	Notes	Group As at 30 Jun 2004 S$ Mil (Unaudited)	Group As at 31 Mar 2004 S$ Mil (Audited)	Company As at 30 Jun 2004 S$ Mil (Unaudited)	Company As at 31 Mar 2004 S$ Mil (Audited)
Current assets					
Cash and cash equivalents		5,586.8	3,161.9	4,104.6	1,852.9
Short term investments		494.4	460.7	-	5.0
Trade and other debtors		2,317.3	4,485.4	1,141.9	3,056.3
Inventories		226.3	169.2	7.1	7.0
		8,624.8	**8,277.2**	**5,253.6**	**4,921.2**
Non-current assets					
Property, plant and equipment (net)		11,456.4	12,137.9	2,715.8	2,796.8
Goodwill on consolidation		9,721.1	9,736.2	-	-
Intangibles		559.1	592.9	4.2	4.3
Subsidiary companies		-	-	18,801.2	18,830.9
Associated companies		4,734.3	4,716.8	36.6	36.6
Joint venture companies		309.9	314.3	146.8	158.3
Long term investments		106.4	109.8	51.6	51.6
Deferred tax assets		762.4	893.8	-	-
Other non-current assets		93.4	78.3	24.8	32.1
		27,743.0	**28,580.0**	**21,781.0**	**21,910.6**
Total assets		**36,367.8**	**36,857.2**	**27,034.6**	**26,831.8**
Current liabilities					
Trade and other creditors		3,192.2	3,688.9	1,068.9	1,254.7
Provisions		21.9	18.2	-	-
Dividends payable to minority shareholders		-	173.3	-	-
Due to subsidiary companies		-	-	271.0	311.5
Borrowings (unsecured)	12	181.1	83.4	-	-
Borrowings (secured)	12	1,101.6	1,069.1	-	-
Current income tax		428.3	521.4	278.7	236.8
		4,925.1	**5,554.3**	**1,618.6**	**1,803.0**
Non-current liabilities					
Borrowings (unsecured)	12	8,416.6	8,631.1	6,418.1	6,279.3
Borrowings (secured)	12	101.2	108.8	-	-
Deferred tax liabilities		477.3	479.6	373.3	375.9
Deferred income		981.2	1,074.2	937.7	1,022.2
Advance billings		1,124.2	1,128.6	-	-
Other non-current liabilities		79.5	79.0	19.7	18.4
		11,180.0	**11,501.3**	**7,748.8**	**7,695.8**
Total liabilities		**16,105.1**	**17,055.6**	**9,367.4**	**9,498.8**
Net assets		**20,262.7**	**19,801.6**	**17,667.2**	**17,333.0**
Share capital and reserves					
Share capital		2,679.2	2,677.3	2,679.2	2,677.3
Reserves		17,572.1	17,074.9	14,988.0	14,655.7
Interest of shareholders of the Company		**20,251.3**	**19,752.2**	**17,667.2**	**17,333.0**
Minority interests		11.4	49.4	-	-
		20,262.7	**19,801.6**	**17,667.2**	**17,333.0**

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) FOR THE FIRST QUARTER ENDED 30 JUNE 2004

Group - 2004	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Other reserve S$ Mil	Total S$ Mil
Balance as at 1 Apr 2004	2,677.3	4,882.3	9.2	-	725.2	12,661.4	(1,203.2)	19,752.2
Currency translation differences	-	-	-	-	(221.6)	-	-	(221.6)
Net losses not recognised in the consolidated income statement	-	-	-	-	(221.6)	-	-	(221.6)
Net profit for the period	-	-	-	-	-	700.2	-	700.2
Total recognised gains/(losses) for the period	-	-	-	-	(221.6)	700.2	-	478.6
Equity settled performance shares	-	-	-	12.9	-	-	-	12.9
Transfer to liability upon modification	-	-	-	(2.4)	-	-	-	(2.4)
Contribution to trust [(1)]	-	-	-	(11.0)	-	-	-	(11.0)
Issue of new shares	1.9	19.1	-	-	-	-	-	21.0
Balance as at 30 Jun 2004	**2,679.2**	**4,901.4**	**9.2**	**(0.5)**	**503.6**	**13,361.6**	**(1,203.2)**	**20,251.3**

<u>Note (1)</u>: A trust has been set up to administer the shares purchased under the **SingTel Executives' Performance Share Plan** and **SingTel Performance Share Plan**.

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) FOR THE FIRST QUARTER ENDED 30 JUNE 2004

Group - 2003	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Other reserves S$ Mil	Total S$ Mil
Balance as at 1 Apr 2003	2,673.9	4,848.8	9.2	210.3	9,746.9	(2,019.1)	15,470.0
Currency translation differences	-	-	-	492.9	-	-	492.9
Adjustment to goodwill previously taken to reserves arising from recognition of deferred tax assets	-	-	-	-	-	10.4	10.4
Net gains not recognised in the consolidated income statement	-	-	-	492.9	-	10.4	503.3
Net profit for the period	-	-	-	-	1,197.7	-	1,197.7
Total recognised gains for the period	-	-	-	492.9	1,197.7	10.4	1,701.0
Issue of new shares	*	0.2	-	-	-	-	0.2
Balance as at 30 Jun 2003	**2,673.9**	**4,849.0**	**9.2**	**703.2**	**10,944.6**	**(2,008.7)**	**17,171.2**

SINGAPORE TELECOMMUNICATIONS LIMITED
AND SUBSIDIARY COMPANIES

STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
FOR THE FIRST QUARTER ENDED 30 JUNE 2004

Company - 2004	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Revenue reserve S$ Mil	Total S$ Mil
Balance as at 1 Apr 2004	2,677.3	4,882.3	9.2	-	(1.3)	9,765.5	17,333.0
Net profit for the period/Total recognised gains for the period	-	-	-	-	-	315.8	315.8
Equity settled performance shares	-	-	-	6.3	-	-	6.3
Transfer to liability on modification	-	-	-	(1.6)	-	-	(1.6)
Contribution to trust	-	-	-	(7.3)	-	-	(7.3)
Issue of new shares	1.9	19.1	-	-	-	-	21.0
Balance as at 30 Jun 2004	**2,679.2**	**4,901.4**	**9.2**	**(2.6)**	**(1.3)**	**10,081.3**	**17,667.2**

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF CHANGES IN EQUITY (UNAUDITED) FOR THE FIRST QUARTER ENDED 30 JUNE 2004

Company - 2003	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Currency translation reserve S$ Mil	Revenue reserve S$ Mil	Total S$ Mil
Balance as at 1 Apr 2003	2,673.9	4,848.8	9.2	(2.7)	7,393.7	14,922.9
Currency translation differences	-	-	-	27.3	-	27.3
Net gains not recognised in the income statement	-	-	-	27.3	-	27.3
Net profit for the period	-	-	-	-	1,008.6	1,008.6
Total recognised gains for the period	-	-	-	27.3	1,008.6	1,035.9
Issue of new shares	*	0.2	-	-	-	0.2
Balance as at 30 Jun 2003	**2,673.9**	**4,849.0**	**9.2**	**24.6**	**8,402.3**	**15,959.0**

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
FOR THE FIRST QUARTER ENDED 30 JUNE 2004

	2004 S$ Mil	2003 S$ Mil
Cash Flows from Operating Activities		
Profit before tax	937.4	1,415.1
Adjustments for:		
Amortisation of goodwill	-	162.1
Amortisation - others	1.9	10.6
Depreciation of property, plant and equipment	474.0	431.3
Exceptional items	1.9	(703.3)
IDA compensation	(84.3)	(84.3)
Interest and investment income	(26.3)	(24.7)
Interest on borrowings	121.1	117.4
Net gain on disposal of property, plant and equipment	(0.4)	(1.4)
Property, plant and equipment written off	-	0.2
Share of results of associated and joint venture companies	(296.2)	(290.8)
Other non-cash items	13.3	2.0
	205.0	(380.9)
Operating cash flow before working capital changes	**1,142.4**	**1,034.2**
Changes in operating assets and liabilities		
Trade and other debtors	(141.2)	(43.5)
Trade and other creditors	32.9	(40.9)
Inventories	(68.9)	(36.5)
Provisions	3.7	(0.1)
Currency translation adjustments of subsidiary companies	(10.5)	1.8
Cash generated from operations	**958.4**	**915.0**
Dividends received from associated and joint venture companies	62.3	133.6
Income tax paid	(31.1)	(17.9)
Net cash inflow from operating activities	**989.6**	**1,030.7**
Cash Flows from Investing Activities		
Dividends received from other investments	4.4	5.2
Interest received	13.6	7.4
Investment in associated and joint venture companies	-	(0.6)
Long term loans to associated and joint venture companies	-	(2.1)
Long term loans repaid by associated and joint venture companies	11.4	-
Proceeds from liquidation/sale of associated and joint venture companies	2,334.4	1.4
Investment in long term investments	(1.6)	(0.2)
Proceeds from sale of long term investments	13.3	56.2
Net purchase of short term investments	(32.3)	(5.4)
Payment for purchase of property, plant and equipment	(313.2)	(290.5)
Proceeds from sale of property, plant and equipment	0.4	3.2
Proceeds from divestment of subsidiary, net of cash disposed [1]	-	348.8
Proceeds from sale of Yellow Pages directory assets and businesses [2]	-	216.1
Recovery of investment previously written off	2.3	-
Payment for purchase of licences	(1.5)	(1.9)
Net cash inflow from investing activities	**2,031.2**	**337.6**

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
FOR THE FIRST QUARTER ENDED 30 JUNE 2004

	2004 S$ Mil	2003 S$ Mil
Cash Flows from Financing Activities		
Proceeds from term loans	752.1	1,132.3
Repayment of term loans	(1,013.6)	(1,188.8)
Proceeds from bond issue	-	300.0
Finance lease payments	(1.9)	(86.8)
Net interest paid on borrowings and swaps	(120.0)	(147.1)
Repayment of loan from minority shareholder	(37.3)	(6.3)
Capital repayment to minority shareholder	(19.9)	-
Dividends paid to minority shareholder	(171.7)	-
Proceeds from issue of shares	21.0	0.2
Net cash (outflow)/inflow from financing activities	**(591.3)**	**3.5**
Net change in cash and cash equivalents	2,429.5	1,371.8
Exchange effects on cash and cash equivalents	(4.7)	-
Cash and cash equivalents at beginning of period	3,161.9	949.4
Cash and cash equivalents at end of period	**5,586.7**	**2,321.2**

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise:

	2004 S$ Mil	2003 S$ Mil
Fixed deposits	5,431.3	2,104.4
Cash and bank balances	155.5	216.9
Less: bank overdrafts	(0.1)	(0.1)
	5,586.7	**2,321.2**

Bank overdrafts are classified as part of current unsecured borrowings in the consolidated balance sheet.

Included in the cash and cash equivalents of the Group as at 30 June 2004 is US$10.6 million (S$18.3 million) (30 June 2003: US$19.1 million or S$33.5 million) pertaining to C2C Group which is subject to a fixed charge.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT FOR THE FIRST QUARTER ENDED 30 JUNE 2004

Note (1): Divestment of subsidiary company

Fair values of identifiable net assets of Singapore Post Limited ("SingPost") divested (as at 1 April 2003 adjusted for bond issue of S$300 million on 11 April 2003) were:

	S$ Mil
Property, plant and equipment	580.7
Non-current assets (excluding property, plant and equipment)	95.9
Cash	412.3
Current assets (excluding cash)	33.3
Current liablities	(356.5)
Non-current liabilities	(450.3)
	315.4
Minority interest	(2.5)
	312.9
Percentage of interest divested	69%
Net assets divested	215.9
Gain on divestment	545.2
Gross proceeds	761.1
Less: cash and cash equivalents in subsidiary company divested	(412.3)
Net cash inflow on divestment	**348.8**

Note (2): Proceeds from sale of Yellow Pages directory assets and businesses

Fair values of identifiable net assets of Yellow Pages directory assets and businesses sold in the corresponding quarter were:

	S$ Mil
Property, plant and equipment	33.5
Non-current assets (excluding property, plant and equipment)	0.6
Current assets	37.9
Current liabilities	(11.0)
	61.0
Gain on sale	155.1
Cash inflow on sale	**216.1**

NOTES TO THE INTERIM FINANCIAL REPORT FOR THE FIRST QUARTER ENDED 30 JUNE 2004

1. OTHER INCOME

	2004 S$ Mil	2003 S$ Mil
Rental income	2.8	3.4
Bad trade debts recovered	1.6	1.3
Net exchange (loss)/gain - trade related	(5.8)	1.5
Net gain on disposal of property, plant and equipment	0.4	1.4
Property, plant and equipment written off	-	(0.2)
Others	16.6	9.6
	15.6	**17.0**

2. DEPRECIATION AND OTHER AMORTISATION

	2004 S$ Mil	2003 S$ Mil
Depreciation of property, plant and equipment	474.0	431.3
Amortisation of intangibles	4.2	(5.7)
Amortisation of sales and leaseback income	(5.2)	11.2
Other amortisation	2.9	5.1
	475.9	**441.9**

3. EXCEPTIONAL ITEMS

	2004 S$ Mil	2003 S$ Mil
Exceptional gains		
Gain on sale of non-current investments [1]	11.0	3.3
Recovery of investment in non-current investments [1] previously written off	2.3	1.4
Gain on divestment of subsidiary company	-	545.2
Gain on sale of Yellow Pages directory assets and businesses	-	155.1
Others	-	0.4
	13.3	705.4
Exceptional losses		
Impairment of non-current investments [1]	(0.6)	(2.1)
Impairment of goodwill on acquisition of subsidiary company	(14.6)	-
	(15.2)	(2.1)
	(1.9)	**703.3**

Note (1): Non-current investments comprise investments in subsidiary, associated and joint venture companies and long term investments. It also includes loans to non-current investments which are extensions of the Group's net investment in these companies.

NOTES TO THE INTERIM FINANCIAL REPORT
FOR THE FIRST QUARTER ENDED 30 JUNE 2004

4. EXCEPTIONAL ITEMS - ASSOCIATED AND JOINT VENTURE COMPANIES

	2004 S$ Mil	2003 S$ Mil
Share of exceptional results (pre-tax) comprise:		
Exceptional gain		
Refund of notional interest on licence fee	-	8.2
Exceptional loss		
Effects of Punjab licence expensed	-	(23.0)
Impairment of property, plant and equipment	-	(4.1)
Others	-	(3.9)
	-	(31.0)
	-	**(22.8)**

5. INTEREST AND INVESTMENT INCOME

	2004 S$ Mil	2003 S$ Mil
Interest income from		
- associated and joint venture companies	4.6	4.2
- others	12.7	4.3
	17.3	8.5
Gross dividends from investments	4.4	4.1
Writeback of diminution in value of short term investments	1.8	4.5
Related net exchange (loss)/gain	(3.3)	7.6
Exchange gain on short term loan to SingTel Optus, net of hedging	6.1	-
	26.3	**24.7**

6. INTEREST ON BORROWINGS

	2004 S$ Mil	2003 S$ Mil
Interest expense incurred on		
- bonds	134.8	131.2
- bank loans	12.5	12.1
- interest rate hedging contracts	(31.1)	(27.3)
- others	3.3	11.0
Amortisation of bonds and related costs	1.8	0.6
	121.3	127.6
Less: amounts capitalised in the balance sheet	(0.2)	(10.2)
	121.1	**117.4**

7. TAXATION

	2004 S$ Mil	2003 S$ Mil
Current and deferred tax expense attributable to current period's profits	163.3	141.4
Current and deferred tax adjustments in respect of prior year	0.2	(0.3)
Share of taxes of associated and joint venture companies	74.2	89.2
	237.7	**230.3**

8. OTHER INCOME STATEMENT ITEMS

	2004 S$ Mil	2003 S$ Mil
Allowance for doubtful debts		
- trade debtors	29.7	36.6
- others	0.3	-
Bad trade debts written off	-	-
Allowance for inventory obsolescence	4.6	0.4
Inventory written off	0.2	0.1

9. UNDERLYING NET PROFIT

	2004 S$ Mil	2003 S$ Mil
Profit attributable to shareholders	700.2	1,197.7
Adjustments for:		
Amortisation of goodwill on acquisition of		
- subsidiary companies	-	140.8
- associated and joint venture companies	-	21.3
Exceptional items	1.9	(703.3)
Share of Belgacom's profit before tax	-	(89.7)
Share of Belgacom's tax	-	28.6
Minority interest in share of Belgacom's results	-	6.1
Belgacom's net contribution	-	(55.0)
Exchange difference on loan to SingTel Optus, net of hedging	(6.1)	-
Underlying net profit	**696.0**	**601.5**

10. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

	2004 S$ Mil	2003 S$ Mil
Profit before tax	937.4	1,415.1
Adjustments for:		
Amortisation of goodwill on acquisition of		
- subsidiary companies	-	140.8
- associated and joint venture companies	-	21.3
Depreciation and other amortisation	475.9	441.9
Exceptional items	1.9	(703.3)
Interest and investment income	(26.3)	(24.7)
Interest on borrowings	121.1	117.4
EBITDA	**1,510.0**	**1,408.5**

11. WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

	2004 '000	2003 '000
Weighted average number of ordinary shares in issue for calculation of basic earnings per share	17,854,508	17,825,847
Adjustment for assumed conversion of share options	48,376	913
Adjustment for potential dilutive ordinary shares	5,283	-
Weighted average number of ordinary shares for calculation of diluted earnings per share	17,908,167	17,826,760

12. GROUP'S BORROWINGS AND DEBT SECURITIES

	As at 30 Jun 2004 S$ Mil	As at 31 Mar 2004 S$ Mil
Unsecured borrowings		
Repayable within one year	181.1	83.4
Repayable after one year	8,416.6	8,631.1
	8,597.7	8,714.5
Secured borrowings		
Repayable within one year, or on demand	1,101.6	1,069.1
Repayable after one year	101.2	108.8
	1,202.8	1,177.9
	9,800.5	**9,892.4**

12. GROUP'S BORROWINGS AND DEBT SECURITIES (CONTINUED)

	As at 30 Jun 2004 S$ Mil	As at 31 Mar 2004 S$ Mil
Secured borrowings comprised:		
Bank loans	1,049.3	1,012.6
Finance lease liabilities	153.5	165.3
	1,202.8	**1,177.9**

Some of the finance lease liabilities are secured by guarantees from certain subsidiary companies and by mortgages granted over a subsidiary company's satellites, related assets and service contracts. The net book value of property, plant and equipment under finance lease as at 30 June 2004 is S$50.9 million (31 March 2004: S$56.8 million).

The bank loans are secured over the following:

(i) all shares in C2C Pte Ltd;

(ii) all assets of C2C Pte Ltd and its subsidiary companies ("C2C Group") which amount to US$1.03 billion (S$1.77 billion) (31 March 2004: US$1.05 billion) as at 30 June 2004.

All sales and purchases and other agreements entered into by the C2C Group are also assigned or charged to the syndicate of bankers.

Please refer to Appendix 3 of the Management Discussion & Analysis of the Group for the first quarter ended 30 June 2004 for more information in respect of C2C Group.

13. SHARE CAPITAL AND OTHER EQUITY INFORMATION

(a) Issue of new shares

In the current quarter ended 30 June 2004, the Company issued 12,520,650 ordinary shares of S$0.15 each upon the exercise of 12,520,650 share options at the exercise prices of between S$1.42 and S$2.26 per share.

(b) Outstanding share options

As at 30 June 2004, the number of outstanding share options under the **Singapore Telecom Share Option Scheme 1999** was 192,876,875 (30 June 2003: 238,335,900) and the number of outstanding share options under the **Optus Executive Option Plan** was 4,176,500 (30 June 2003: 4,529,700). Under the **Optus Executive Option Plan**, on the exercise of these options, SingTel Optus will discharge its obligations by procuring the issue to the SingTel Optus option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per share option.

The total number of shares that may be issued on conversion of all the outstanding share options as at 30 June 2004 was 199,809,865 shares (30 June 2003: 245,855,202 shares).

13. SHARE CAPITAL AND OTHER EQUITY INFORMATION (CONTINUED)

(c) Performance shares

As at 30 June 2004, the number of outstanding performance shares under the **SingTel Executives' Performance Share Plan** and **SingTel Performance Share Plan** was 70,181,224 (30 June 2003: 38,512,237).

14. NET ASSET VALUE

	Group		Company	
	As at 30 Jun 2004	As at 31 Mar 2004	As at 30 Jun 2004	As at 31 Mar 2004
Net asset per ordinary share (cents)	113.38	110.67	98.91	97.11

15. DIVIDENDS

No dividends have been recommended or declared in the current quarter ended 30 June 2004. No dividends were recommended or declared for the same period last year.

16. The financial position as at 30 June 2004 and the results for the quarter ended 30 June 2004 presented in this announcement have not been audited, but have been reviewed by PricewaterhouseCoopers in accordance with the Singapore Statement of Auditing Practice 11 – Review of Interim Financial Information.

17. ACCOUNTING POLICIES AND METHODS OF COMPUTATION

The same accounting policies and methods of computation as in the Group's most recently audited financial statements for the financial year ended 31 March 2004 have been applied, other than the adoption of Singapore Financial Reporting Standard ("FRS")102, FRS 103, Revised FRS 36 and Revised FRS 38 with effect from 1 April 2004.

Please refer to page 4 of the Management Discussion & Analysis of the Group for the first quarter ended 30 June 2004 for more information.

18. REVIEW OF PERFORMANCE OF THE GROUP

Please refer to the Management Discussion & Analysis of the Group for the first quarter ended 30 June 2004.

19. WHERE A FORECAST, OR PROSPECT STATEMENT HAS BEEN PREVIOUSLY DISCLOSED TO SHAREHOLDERS, ANY VARIANCE BETWEEN IT AND THE ACTUAL RESULTS

Please refer to the Management Discussion & Analysis for the Group for the first quarter ended 30 June 2004.

20. A COMMENTARY AT THE DATE OF THE ANNOUNCEMENT OF THE SIGNIFICANT TRENDS AND COMPETITIVE CONDITIONS OF THE INDUSTRY IN WHICH THE GROUP OPERATES AND ANY KNOWN FACTORS OR EVENTS THAT MAY AFFECT THE GROUP IN THE NEXT REPORTING PERIOD AND THE NEXT 12 MONTHS

Please refer to the Management Discussion & Analysis for the group for the first quarter ended 30 June 2004.

21. CONTINGENT LIABILITIES

(a) Guarantees

As at 30 June 2004

(i) The Company provided a guarantee to a third party for due performance by a wholly owned subsidiary of its obligations and liabilities under a S$45 million (31 March 2004: S$45 million) contract to provide information technology services.

(ii) The Company guaranteed a A$500 million (S$597.5 million) (31 March 2004: A$500 million) loan facility entered into by SingTel Optus. The facility matures 6 May 2005 and was drawn down to A$150 million (S$179.3 million) (31 March 2004: A$300 million) as at 30 June 2004.

(iii) The Group and Company provided bankers' guarantees and insurance bonds of S$107.1 million and S$4.4 million (31 March 2004: S$107.5 million and S$5.7 million) respectively.

(iv) A subsidiary company provided performance guarantees amounting to US$64 million (S$110.1 million) (31 March 2004: US$64 million) to a third party in respect of a joint venture company.

(v) On 30 April 2003, Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited ("Southern Cross Cable Consortium") restructured its bank facility, extending the maturity date of the bank loan to April 2008 and modifying other terms to provide additional financing flexibility.

In connection with the loan restructuring, SingTel Optus Group provided contingent credit support for up to US$45.3 million (S$78.0 million) (31 March 2004: US$45.3 million). The support amounts will reduce as the bank facility is repaid with the proceeds from future market sales.

(vi) In connection with the Initial Public Offering ("IPO") of Belgacom, Singapore Telecom Mobile Pte Ltd ("SingTel Mobile") guaranteed the obligations of ADSB Telecommunications Limited ("ADSB"), a 25.6% held associated company of the Group, under the underwriting agreement for the IPO and under an indemnification agreement with Belgacom. The commitment under these agreements is pro-rata to the Group's effective interest in ADSB and limited to the proceeds from the IPO of Euro 967 million (S$2.02 billion) (31 March 2004: Euro 967 million).

In addition, SingTel Mobile has entered into a deed of indemnity with Singapore Press Holdings Limited ("SPH"), which had an effective interest of 2.8% in ADSB, pursuant to which SPH must indemnify SingTel Mobile for its pro-rata share of all liabilities, claims, losses, damages, charges, costs and expenses which SingTel Mobile may incur by reason of the guarantees given above. The above guarantees and the SPH indemnity are unlimited in duration.

21. CONTINGENT LIABILITIES (CONTINUED)

(a) Guarantees (continued)

(vii) In connection with the SingPost IPO in May 2003, the Company and SingPost jointly and severally agreed to indemnify the underwriters of the IPO for liability arising from any misrepresentation or misstatement in or omission from the SingPost IPO prospectus or any breach of the underwriting agreement by the Company or SingPost. This indemnity is not limited in duration or amount.

(b) Audit of tax losses

As at 30 June 2004, SingTel Optus Group has estimated unutilised tax losses of approximately A$2.09 billion (S$2.50 billion) (31 March 2004: A$2.24 billion) with tax effect of A$626.7 million (S$748.9 million) (31 March 2004: A$671.6 million) which are available for set off against future taxable income subject to the income tax regulations in Australia.

As disclosed in the previous financial year, the Australian Taxation Office has commenced an audit of the SingTel Optus group's entitlements to carried forward tax losses. The Group believes that the audit will not result in any change to its deferred tax asset or liability position, or to any income tax becoming immediately payable. In the unlikely event that this is ultimately found to be incorrect, the maximum impact as at 30 June 2004 would be a reduction in deferred tax assets due to tax losses of A$156.4 million (S$186.9 million) (31 March 2004: A$156.4 million), and a reduction in unrecognised tax losses of A$416.5 million (S$497.7 million) (31 March 2004: A$416.5 million).

(c) Claim by Seven Network Limited

As disclosed in the previous financial year, Seven Network Limited and one of its subsidiary companies ("Seven") have commenced proceedings in the Federal Court against Optus Vision Pty Limited ("Optus Vision", a subsidiary company of SingTel Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited. The proceedings allege anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus Vision allege breaches of the Trade Practices Act in relation to certain subscription television content contracts. Seven claims unquantified damages, injunctions and other orders. The claims have yet to be heard. SingTel Optus will vigorously defend the claims.

(d) Notices to impose charges on cables

As previously disclosed, a group of councils in one Australian State has commenced proceedings in which they pursue legal claims and seek unquantified amounts of compensation in relation to overhead and underground cables. SingTel Optus will vigorously defend the claims.

(e) Disputes with an international carrier and a service provider

As previously reported, SingTel Optus is in dispute with an international carrier and a service provider regarding amounts due under contracts. SingTel Optus also has claimed for amounts due to it. One of the disputes has been heard, and the other has yet to be heard. The contingent liability not yet provided for in the financial statements is estimated at A$20 million (S$23.9 million) (31 March 2004: A$20 million). SingTel Optus is vigorously defending the claims.

22. SUBSEQUENT EVENT

On 21 May 2004, SingTel Optus announced an offer to acquire all of the issued shares of Uecomm Limited, which provides broadband data services to business customers, and owns and operates a fibre-optic network covering the greater metropolitan areas of Sydney, Melbourne, Brisbane and the Gold Coast. Having received the necessary regulatory approvals, SingTel Optus declared the offer free of all conditions, other than the 65% minimum acceptance condition, on 7 July 2004. On 8 July 2004, Uecomm's majority shareholder, Alinta Limited, accepted the offer for its 66% shareholding. The maximum payable under the offer is estimated at A$233 million (S$278.4 million). The offer closed on 3 August 2004, by which time SingTel Optus was entitled to 94.0% of Uecomm's shares. SingTel Optus is now proceeding to compulsory acquisition of the remaining Uecomm's shares. SingTel Optus will consolidate Uecomm's results from the second quarter.

The Board of Directors
Singapore Telecommunications Limited
31 Exeter Road
#05-00, Comcentre
Singapore 239732

Attention: Lee Hsien Yang

4 August 2004

Our ref : ABAS2C/02513992-A000/LSH(14)

Dear Sirs

Singapore Telecommunications Limited and its subsidiaries
Review of the interim financial information as at and
for the first quarter ended 30 June 2004

We have performed a review on certain interim financial information of Singapore Telecommunications Limited ("SingTel" or the "Company") and its subsidiaries (known collectively as the "Group") as of and for the 3 months ended 30 June 2004. Such interim financial information has been prepared by SingTel for announcement on the Singapore Exchange and the Australian Stock Exchange.

The interim financial information is set out in the attached pages of SingTel's announcement and comprise the following:-

- Consolidated Income Statement for the first quarter ended 30 June 2004;
- Balance Sheets of the Group and Company as at 30 June 2004 and 31 March 2004;
- Consolidated Statements of Changes in Equity and Statements of Changes in Equity for the first quarter ended 30 June 2004;
- Consolidated Cash Flow Statements for the first quarter ended 30 June 2004;
- Additional Notes to the interim financial statements for the first quarter ended 30 June 2004 (comprising Other Income, Depreciation and Other Amortisation, Exceptional Items, Exceptional Items – Associated and Joint Venture Companies, Interest and Investment Income, Interest on Borrowings, Taxation, Other Income Statement Items, Share Capital and Other Equity Information, Contingent Liabilities and Subsequent Events);
- Additional Information on Group's Borrowings and Debt Securities at 30 June 2004 and 31 March 2004;
- Earnings Per Share of the Group (basic and diluted) for the first quarter ended 30 June 2004 and 30 June 2003;
- Net Asset Value per ordinary share of the Group and Company at 30 June 2004 and 31 March 2004.

Appendix 7.2 of the Singapore Exchange Securities Trading Limited Listing Manual ("Listing Manual") requires the preparation of interim financial information to be in compliance with the relevant provisions thereof.

The interim financial information is the responsibility of, and has been approved by the directors. Our responsibility is to issue a report solely for the use of the directors on the interim financial information based on our review.

We conducted our review in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of, and having discussions with, persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with Singapore Standards On Auditing and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that there are any material modification that needs to be made to the accompanying interim financial information for it to be in accordance with Appendix 7.2 of the Listing Manual.

Yours sincerely

PricewaterhouseCoopers
Certified Public Accountants
Singapore

MASNET No. 4 OF 05.08.2004
Announcement No. 4

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 30 JUNE 2004 - MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS

Attached is the Management Discussion and Analysis of Unaudited Financial Condition, Results of Operations and Cash Flows for the first quarter ended 30 June 2004 for Singapore Telecommunications Limited and its subsidiary companies.

1st0405-MD&A.pdf

Submitted by Chan Su Shan (Ms), Company Secretary, on 05/08/2004 to the SGX

SingTel

Singapore Telecommunications Limited
And Subsidiary Companies

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS FOR THE FIRST QUARTER ENDED 30 JUNE 2004

Table Of Contents

For all pages, "@" denotes more than 500%, and " " denotes less than +/-S$500,000 or A$500,000 unless otherwise indicated.*

SECTION I : GROUP

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2004

- Operating revenue increased by 2.1%. Excluding Optus' C1 Defence contract of S$250 million recorded in June 2003, revenue grew strongly by 12%.
- Optus recorded a 63% increase in net profit to S$184 million.
- Ordinary earnings from associates (ex-Belgacom) grew 32% to S$296 million.
- The Group's underlying net profit [1] was up by 16% at S$696 million.
- The Group generated free cash flow [2] of S$676 million.

---

[1] Underlying net profit is defined as net profit before goodwill, exceptionals, Belgacom's net contribution and exchange difference on loan to Optus, net of hedging.
[2] Free cash flow refers to cash flow from operating activities less cash capex.

SECTION I : GROUP

	Quarter 30 June 2004 S$M	Quarter 30 June 2003 S$M	YOY Chge %
Operating revenue	3,022	2,960	2.1
- excluding C1 Defence contract	*3,022*	*2,710*	*11.5*
Operational EBITDA	1,130	1,033	9.3
Operational EBITDA margin	*37.4%*	*34.9%*	
- excluding C1 Defence contract	*37.4%*	*36.9%*	
Share of associates' earnings	296	291	1.9
- ordinary operations, ex-Belgacom (1)	296	224	32.3
- ordinary operations of Belgacom	-	90	nm
- exceptional items	-	(23)	nm
EBITDA	1,510	1,409	7.2
Exceptional (losses)/ gains	(2)	703	nm
Net profit (before goodwill and exceptionals)	702	657	6.9
Underlying net profit	696	602	15.7
Net profit	700	1,198	-41.5
Earnings per share (cents)			
- before goodwill and exceptionals	3.93	3.68	6.8
- underlying	3.90	3.37	15.7
~~Basic earnings per share~~	3.92	6.72	-41.7

	As at 30 Jun 2004	As at 31 Mar 2004	As at 30 Jun 2003
Total assets	36,368	36,857	34,927
Shareholders' funds	20,251	19,752	17,171
Net debt (2)	4,259	7,109	8,215
Net debt gearing ratio (3)	*17.4%*	26.4%	*32.2%*
Net debt to EBITDA (4)	*0.7X*	*1.2X*	*1.4X*
Interest cover:			
- EBITDA/net interest expense (5)	*14.5X*	*13.8X*	*12.9X*

Notes :
(1) Excluding the pre-tax contribution from Belgacom, which ceased to be equity accounted from 1 April 2004.
(2) Net debt is defined as gross debt less cash and bank balances adjusted for related hedged balances.
(3) Net debt gearing is defined as the ratio of net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.
(4) Net debt to EBITDA is defined as net debt to annualised EBITDA (excluding exceptional items).
(5) Net interest refers to interest expense less interest income.

SECTION I : GROUP

GROUP SUMMARY INCOME STATEMENTS (UNAUDITED)
For The First Quarter Ended 30 June 2004

	Quarter 30 June				
	2004 SingTel S$ m	2004 Optus S$ m	2004 Group S$ m	2003 Group S$ m	YOY Chge %
Operating revenue	**1,001**	**2,021**	**3,022**	**2,960**	**2.1**
Operating expenses	(490)	(1,418)	(1,908)	(1,944)	-1.8
	511	603	1,114	1,016	9.6
Other income	4	12	16	17	-8.2
Operational EBITDA	**515**	**615**	**1,130**	**1,033**	**9.3**
- EBITDA margin	*51.4%*	*30.4%*	*37.4%*	*34.9%*	
- EBITDA margin (ex-C1)	*51.4%*	*30.4%*	*37.4%*	*36.9%*	
Compensation from IDA	84	-	84	84	-
Share of results of associates					
- ordinary operations, ex-Belgacom	293	3	296	224	32.3
- ordinary operations of Belgacom	-	-	-	90	nm
- exceptional items	-	-	-	(23)	nm
	293	3	296	291	1.9
EBITDA	**892**	**618**	**1,510**	**1,409**	**7.2**
Amortisation of goodwill	-	-	-	(162)	nm
Depreciation & other amortisation	(177)	(299)	(476)	(442)	7.7
EBIT	**715**	**319**	**1,034**	**805**	**28.5**
Net finance expense					
- net interest expense	(55)	(49)	(104)	(109)	-4.7
- intercompany interest income/(expense)	10	(10)	-	-	-
- other finance income	9	-	9	16	-44.4
	(36)	(59)	(95)	(93)	2.3
Profit before EI	**679**	**260**	**939**	**712**	**32.0**
Exceptional items	(2)	-	(2)	703	nm
Profit before tax	**677**	**260**	**937**	**1,415**	**-33.8**
Tax expense	(161)	(77)	(238)	(230)	3.2
Profit after tax	**516**	**184**	**700**	**1,185**	**-40.9**
Minority interests	1	-	1	13	-96.1
Net profit	**517**	**184**	**700**	**1,198**	**-41.5**
Net profit	**517**	**184**	**700**	**1,198**	**-41.5**
Exclude :					
Amortisation of goodwill	-	-	-	162	nm
Exceptional items	2	-	2	(703)	nm
Belgacom's net profit and related minority interest	-	-	-	(55)	nm
Exchange difference on loan to Optus [1]	(6)	-	(6)	-	nm
Underlying net profit	**513**	**184**	**696**	**602**	**15.7**

Note:
(1) Net of hedging.

SECTION I : GROUP

EARLY ADOPTION OF NEW AND REVISED ACCOUNTING STANDARDS

SingTel has adopted the following new and revised Singapore Financial Reporting Standards ("FRS") issued in July 2004 by the Council on Corporate Disclosure And Governance, with effect from the financial year beginning 1 April 2004:

FRS 102	Share-Based Payments
FRS 103	Business Combinations
Revised FRS 36	Impairment Of Assets
Revised FRS 38	Intangible Assets

<u>FRS 102</u>

Under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, participants will receive fully paid ordinary shares of SingTel free of charge, the equivalent in cash, or combinations thereof, provided that certain prescribed performance targets are met within a prescribed performance period.

Under FRS 102, the performance share plans ("PSP") are accounted either as equity-settled share-based payments or cash-settled share-based payments. Equity-settled share-based payments are measured at fair value at the date of grant, whereas cash-settled share-based payments are measured at current fair value at each balance sheet date. The performance share expense is amortised and recognised in the income statements on a straight line basis over the vesting period.

In the previous financial year, SingTel's PSP expense was calculated based on the cost of shares purchased, and for the shares yet to be purchased, at the market price at each balance sheet date, and the expense was then amortised and recognised in the income statements on a straight line basis over the vesting period.

The adjustment in staff costs of S$12.5 million arising from the adoption of FRS 102 has been recorded in the current quarter ended 30 June 2004 (see Section II – Page 25).

<u>FRS 103, Revised FRS 36, Revised FRS 38</u>

Under these standards, goodwill arising from business combinations as recorded in the balance sheet of the Group can no longer be amortised and charged to the income statement. Instead, such goodwill will be tested for impairment annually in accordance with FRS 36.

The standards are applied on a prospective basis effective 1 April 2004 and accordingly do not affect the Group's financial statements for the financial year ended 31 March 2004 (see Section II – Page 27).

SECTION I : GROUP

REVIEW OF GROUP OPERATING PERFORMANCE

The Group's operating revenue for the quarter increased 2.1% to S$3.02 billion. Excluding Optus' C1 Defence contract of S$250 million in the last corresponding quarter, the Group's revenue grew strongly by 12%.

Optus recorded an increase of 21% in underlying operating revenue in Singapore Dollar terms (12% in Australian Dollar terms) as most of its revenue streams recorded double-digit growths. SingTel, however, recorded a 4.2% decline in operating revenue due to lower International Telephone and National Telephone revenues. Also, the exclusion of directory advertising services revenue this quarter accounted for a 1.5 percentage point year on year decrease.

The Group's operational EBITDA increased 9.3% to S$1.13 billion. Excluding C1, the Operational EBITDA margin increased by 0.5 percentage point from 36.9% to 37.4%.

Following the disposal of the Group's stake in Belgacom in March 2004, the Group ceased to equity account for Belgacom. Excluding Belgacom's contribution last year, the Group's share of underlying results of associates increased by 32% to S$296 million with strong earnings from the regional mobile associates.

EBITDA increased by 7.2% to S$1.51 billion.

With the adoption of FRS 103, goodwill ceased to be amortised from 1 April 2004. In the corresponding quarter last year, goodwill amortisation amounted to S$162 million. EBIT increased 29% to S$1.03 billion following this change in goodwill treatment.

On a proportionate basis, operations outside Singapore accounted for 73% (1Q 2003: 73%) of the Group's enlarged revenue and 64% (Q1 2003: 61%) of the enlarged EBITDA.

The net exceptional gains of S$703 million in the corresponding quarter last year related mainly to the gain on disposal of a 69% equity interest in SingPost and the disposal of the Yellow Pages directory assets and businesses.

Excluding the effects of goodwill, exceptional items, Belgacom's net contribution and net exchange difference recorded on loan to Optus, the Group's underlying profit grew strongly by 16% to S$696 million.

For the current quarter, free cash flow totalled S$676 million, with Optus contributing S$304 million (A$248 million). Combined with the receipt of net proceeds of S$2.11 billion in this quarter from the disposal of Belgacom, the Group's net debt gearing reduced significantly by 9 percentage points to 17.4% from 26.4% a quarter ago.

SECTION I : GROUP

OUTLOOK FOR THE CURRENT FINANCIAL YEAR

There have been no significant changes to the guidance issued earlier with the results for the financial year ended 31 March 2004. SingTel will formally update its guidance outlook during the half year and full year results.

GROUP OPERATING REVENUE

	Quarter 30 Jun				
	2004	2004	2004	2003	YOY
	SingTel	Optus	Group	Group	Chge
By Products And Services	S$ m	S$ m	S$ m	S$ m	%
Mobile communications	207	982	1,189	1,012	17.5
National telephone	133	518	652	573	13.9
Data and Internet	298	260	558	486	14.8
International telephone	169	79	247	258	-4.0
C1 Defence contract	-	-	-	250	nm
IT and engineering services	136	30	166	150	10.1
Sale of equipment	28	103	131	126	3.6
Cable television	-	42	42	42	0.5
Directory advertising	-	-	-	17	nm
Others [(1)]	30	8	38	47	-19.9
Total	1,001	2,021	3,022	2,960	2.1
Total- excluding C1 Defence contract	*1,001*	*2,021*	*3,022*	*2,710*	*11.5*
Operating revenue			3,022	2,960	2.1
Associates proportionate revenue [(2)]			835	1,031	-19.0
Enlarged revenue			3,856	3,991	-3.4

Notes:
(1) Comprises revenue from lease of satellite transponders and miscellaneous income.
(2) Proportionate share of revenue of associates is based on operating revenue of the associate multiplied by SingTel's effective ownership interest and for FY2003/04, included Belgacom.

	Quarter 30 Jun	
	2004	2003
Revenue Mix By Services	Mix	Mix
Mobile communications	39%	34%
National telephone	22%	19%
Data and Internet	19%	16%
International telephone	8%	9%
C1 Defence contract	-	8%
IT and engineering services	6%	5%
Others	7%	8%
	100%	100%

Excluding the C1 Defence contract, the Group's operating revenue increased by 12% to S$3.02 billion. Revenue from Australia accounted for 67% of the Group's total operating revenue in Singapore Dollar terms, compared to 65% a year ago.

SECTION I : GROUP

Mobile communications registered the strongest increase of 18% and continued to be the top revenue stream, contributing 39% of Group operating revenue from 34% a year ago. International Telephone declined 4.0% resulting in a slightly lower contribution of 8% from 9% a year ago.

Including the proportionate share of operating revenue from associates, the Group's enlarged revenue decreased 3.4% to S$3.86 billion. Excluding Belgacom, the enlarged revenue increased 5.8%, reflecting the strong revenue performance of the regional mobile associates.

GROUP OPERATING EXPENSES
(Before Depreciation And Amortisation)

	Quarter 30 Jun				
	2004 SingTel S$ m	2004 Optus S$ m	2004 Group S$ m	2003 Group S$ m	YOY Chge %
Selling & administrative	128	457	585	524	11.6
Traffic expenses	104	465	569	490	16.2
Cost of sales	101	234	335	520	-35.6
- excluding C1 Defence Contract	*101*	*234*	*335*	*302*	*10.8*
Staff costs	136	228	364	342	6.4
Repairs & maintenance	27	44	71	69	2.6
Others	(7)	(9)	(16)	(1)	@
Total	**490**	**1,418**	**1,908**	**1,944**	**-1.8**
Total - excluding C1 Defence contract	***490***	***1,418***	***1,908***	***1,726***	***10.5***

As a percentage of operating revenue	Quarter 30 June 2004	Quarter 30 June 2003
Selling & administrative	19%	18%
Traffic expenses	19%	17%
Cost of sales	11%	18%
Staff costs	12%	12%
Repairs & maintenance	2%	2%
Others	*	*
Including C1 Defence contract	**63%**	**66%**
Excluding C1 Defence contract	***63%***	***64%***

** represents smaller than -0.5%*

Excluding Optus' C1 Defence contract, the Group's operating expenses increased 11% to S$1.91 billion. As a percentage of operating revenue, operating expenses improved to 63%.

Expense growth is kept in line with revenue trends. SingTel's operating expenses declined 5.1%. Optus' underlying operating expenses grew by 17% in Singapore Dollar terms (8.1% in Australian Dollar terms).

SECTION I : GROUP

Selling and administrative expense increased 12% and is the Group's largest expense item this quarter, accounting for 19.4% of revenue. Traffic expenses accounted for 19% of revenue compared to 17% a year ago. Approximately 72% of the S$569 million in Traffic expenses were interconnection costs in Australia.

GROUP SUMMARY BALANCE SHEETS

	As at		
	30 Jun 2004 S$M	31 Mar 2004 S$M	30 Jun 2003 S$M
Current assets (excluding cash)	3,038	5,115	2,797
Cash and bank balances	5,587	3,162	2,321
Non-current assets	27,743	28,580	29,809
Total assets	**36,368**	**36,857**	**34,927**
Current liabilities	4,925	5,554	5,074
Non-current liabilities	11,180	11,501	12,550
Total liabilities	**16,105**	**17,056**	**17,624**
Net assets	**20,263**	**19,802**	**17,303**
Share capital	2,679	2,677	2,674
Reserves	17,572	17,075	14,497
Share capital and reserves	**20,251**	**19,752**	**17,171**
Minority interests	11	49	132
	20,263	**19,802**	**17,303**

CURRENCY RISK MANAGEMENT

The Group maintains a policy of hedging all foreign currency exposures related to commercial commitments or transactions. These commitments or transactions include ~~payment of operating expenses, traffic settlement, capital expenditure, interest and debt~~. Translation risks of foreign currency EBITDA and net investments are not hedged unless specifically approved by the Board.

Financial instruments such as foreign currency forward contracts, cross currency swaps and options are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes. All hedging transactions are reviewed regularly.

To minimise the adverse impact of foreign exchange movements on the Group's financial position, the Group determines the appropriate debt currency mix by matching it to the currency mix of the Group's underlying cash flows.

Debt Currency Mix	As at		
	30 Jun 2004	31 Mar 2004	30 Jun 2003
SGD	51%	56%	56%
AUD	38%	32%	29%
USD	11%	12%	15%
Total	**100%**	**100%**	**100%**

The increase in proportion of Australian debt reflects Optus' stronger cash flow generation. The debt currency mix is constantly being reviewed and aligned with the Group's cash flows.

SECTION I : GROUP

GROUP LIQUIDITY AND GEARING

	As at		
	30 Jun 2004 S$ m	31 Mar 2004 S$ m	30 Jun 2003 S$ m
Gross debt:			
Current debt	1,283	1,153	1,201
Non-current debt	8,518	8,740	9,359
Gross debt as reported in balance sheet	**9,801**	**9,892**	**10,560**
Related net hedging liability/ (asset) balance	45	379	(24)
	9,846	**10,271**	**10,536**
Less: cash and bank balances	(5,587)	(3,162)	(2,321)
Net debt	**4,259**	**7,109**	**8,215**
Gross debt gearing ratio (1)	*32.7%*	*34.2%*	*37.8%*
Net debt gearing ratio	*17.4%*	*26.4%*	*32.2%*

Note:

(1) Gross debt gearing refers to the ratio of gross debt to gross capitalisation. Gross capitalisation is the aggregate of gross debt, shareholders' funds and minority interests.

The Group's gross debt as at 30 June 2004 totalled S$9.80 billion, a reduction of S$91 million from a quarter ago. The decrease arose from net debt repayments of S$263 million offset by S$172 million of translation differences arising from foreign currency denominated debts as at 30 June 2004.

Net proceeds of S$2.11 billion received in this quarter from the disposal of Belgacom and the continued strong free cash flows of S$676 million enabled the Group's net debt to be reduced by S$2.85 billion to S$4.26 billion as at 30 June 2004. The Group's net debt gearing reduced significantly by 9 percentage points to 17.4% from 26.4% a quarter ago.

SECTION I : GROUP

GROUP CASH FLOW AND CAPITAL EXPENDITURE

	Quarter		
	30 Jun 2004 S$ m	30 Jun 2003 S$ m	31 Mar 2004 S$ m
Net cash inflow/(outflow) from operating activities			
Profit before tax	937	1,415	2,440
Depreciation	474	431	513
Amortisation of goodwill	-	162	166
Compensation from IDA	(84)	(84)	(84)
Share of results of associates	(296)	(291)	(365)
Exceptional items	2	(703)	(1,673)
Net finance expense	95	93	109
Other non-cash items	15	11	7
Non cash items	205	(381)	(1,328)
Operating cashflow before working capital changes	1,142	1,034	1,112
Changes in operating assets and liabilities	(184)	(119)	251
	958	915	1,363
Dividends received from associates	62	134	153
Tax paid	(31)	(18)	(56)
	990	**1,031**	**1,460**
Net cash inflow/ (outflow) from investing activities			
Payment for purchases of property, plant and equipment	(313)	(291)	(324)
Proceeds from sale of associates	2,334	1	207
Repayment of associates' loans/ (investment in associates)	11	(3)	2
Net (purchase)/sale of short term investments	(32)	(5)	34
Proceeds from disposal of long term investments	13	56	82
Proceeds from disposal of subsidiary, net of cash disposed [(2)]	-	349	2
~~Proceeds from disposal of directory business and assets~~	-	216	*
Others *(proceeds on disposal of fixed assets etc)*	18	14	10
	2,031	**338**	**12**
Net cash inflow/ (outflow) from financing activities			
Net (decrease)/increase in borrowings [(2)]	(263)	157	(216)
Net interest paid on borrowings and swaps	(120)	(147)	(110)
Payments to minority shareholders	(229)	(6)	(26)
Others *(dividend to MI, loans from MI repaid, proceeds from issue of share*	21	*	31
	(591)	**4**	**(321)**
Net increase in cash & cash equivalents	**2,430**	**1,372**	**1,151**
Exchange effects on cash and cash equivalents	(5)	-	-
Group cash and cash equivalents at beginning	**3,162**	**949**	**2,011**
Group cash and cash equivalents at end	**5,587**	**2,321**	**3,162**
Free cash flow [(1)]	**676**	**740**	**1,136**
Capital expenditure (accrual basis)			
SingTel	51	54	137
Optus	145	118	358
Group	**196**	**171**	**495**
Cash capex to operating revenue	***10%***	***10%***	***10%***

Notes:

(1) Free cash flow refers to cash flow from operating activities less cash capex.

(2) In the corresponding quarter, the bond issue by SingPost of S$300 million was accounted for as an increase in debt and reversed upon deconsolidation.

SECTION I : GROUP

Operating cash flows for the Group amounted to S$990 million, down 4% or S$41 million from the same quarter last year. In the quarter last year, a S$72 million dividend was received from Belgacom.

Cash flow from investing activities in this quarter included the cash proceeds of S$2.33 billion following the divestment of Belgacom. Cash capital expenditure this quarter was S$313 million, 7.8% or S$22 million higher than the last corresponding quarter.

With the lower operating cash flow and higher cash capital expenditure, free cash flow declined 8.6% or S$64 million to S$676 million.

Net cash outflow from financing activities was S$591 million with the debt repayment of S$263 million and the distribution of S$229 million of Belgacom's sale proceeds to minority shareholders.

Ending cash balance increased by S$2.43 billion to S$5.59 billion.

Please refer to Sections II and III for more information on cash flows.

SINGTEL

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2004

- Underlying operating revenue (i.e. excluding directory advertising) down 2.7% to S$1 billion.

- Operational EBITDA margin remains strong at 51.4%.

- Strong earnings from associates, up 33% to S$293 million.

- EBITDA declined 1.6% to S$892 million. Excluding Belgacom's contribution last year, EBITDA increased 9.2%.

- On a comparable basis, underlying net profit increased 5.0% to S$513 million.

SECTION II : SINGTEL

	Quarter 30 Jun 2004 S$ m	Quarter 30 Jun 2003 S$ m	YOY Chge %
Operating revenue	1,001	1,045	-4.2
- excluding directory advertising services [1]	1,001	*1,028*	-2.7
Operational EBITDA	515	535	-3.7
Operational EBITDA margin	*51.4%*	*51.2%*	
Share of associates' results	293	288	1.9
-ordinary operations, ex-Belgacom [2]	293	221	32.8
-ordinary operations of Belgacom	-	90	nm
-exceptional items	-	(23)	nm
EBITDA	892	907	-1.6
Exceptional (losses)/ gains	(2)	703	nm
Net profit (before goodwill and exceptionals)	519	543	-4.5
Underlying net profit [3]	513	488	5.0
Net profit	517	1,085	-52.4

Notes:
(1) Exclude directory advertising services for the last corresponding quarter.
(2) Excluding the pre-tax contribution from Belgacom, which ceased to be equity accounted from 1 April 2004.
(3) Underlying net profit is defined as net profit before goodwill, exceptionals, Belgacom's net contribution and exchange difference on loan to Optus, net of hedging.

SECTION II : SINGTEL

SINGTEL
SUMMARY INCOME STATEMENTS (UNAUDITED)
For The First Quarter Ended 30 June 2004

	Quarter 30 Jun 2004 S$ m	Quarter 30 Jun 2003 S$ m	YOY Chge %
Operating revenue	**1,001**	**1,045**	-4.2
Operating expenses	(490)	(516)	-5.1
	511	529	-3.4
Other income	4	6	-34.5
Operational EBITDA	**515**	**535**	**-3.7**
-EBITDA margin	***51.4%***	***51.2%***	
Compensation from IDA	84	84	-
Share of results of associates			
- ordinary operations, ex-Belgacom	293	221	32.8
- ordinary operations of Belgacom	-	90	nm
- exceptional items	-	(23)	nm
	293	288	1.9
EBITDA	**892**	**907**	**-1.6**
Amortisation of goodwill	-	(162)	nm
Depreciation & other amortisation	(177)	(165)	7.0
EBIT	**715**	**580**	**23.3**
Net finance expense			
- net interest expense	(55)	(71)	-22.2
- interest income from Optus	10	18	-42.9
- net investment income	9	16	-44.4
	(36)	(37)	-2.4
Profit before EI	**679**	**543**	**25.1**
Exceptional items	(2)	703	nm
Profit before tax	**677**	**1,246**	**-45.6**
Taxation	(161)	(174)	-7.6
Profit after tax	**516**	**1,072**	**-51.8**
Minority interests	1	13	-96.1
Net profit	**517**	**1,085**	**-52.4**
Net profit	**517**	**1,085**	**-52.4**
Exclude :			
Amortisation of goodwill	-	162	nm
Exceptional items	2	(703)	nm
Belgacom's net profit and related minority interest	-	(55)	nm
Exchange difference on loan to Optus, net of hedging	(6)	-	nm
Underlying net profit	**513**	**488**	**5.0**

SECTION II : SINGTEL

REVIEW OF SINGTEL OPERATING PERFORMANCE

Operating revenue declined 4.2% to S$1 billion. On a comparable basis, excluding directory advertising revenue, operating revenue decreased by a smaller 2.7%. On a sequential basis, operating revenue declined 2.3%.

Revenue from Data and Internet services, the largest revenue stream, increased 5.8% year on year and 6.8% on a sequential quarter basis. Mobile communications and IT & engineering revenues recorded increases of 3.1% and 3.5% respectively. International Telephone revenue, however, declined by 16% mainly attributable to lower inpayments. National Telephone revenue decreased 9.5%.

Operating expenses declined 5.1% to S$490 million. This included the effects of adopting the new FRS 102, ***Share-based payments***, (see details on page 25), where the reduction in performance share cost of approximately S$9 million related to the last financial year ended 31 March 2004 was adjusted to staff cost in the current quarter.

Operational EBITDA margin rose to 51.4% from 51.2% in the last corresponding quarter.

Pre-tax contributions this quarter from associates increased only by 1.9% year on year to S$293 million, accounting for 43% (1Q 2003: 53%) of SingTel's profit before tax and exceptional items. However, excluding Belgacom's contribution in the corresponding quarter last year, the share of underlying results of associates increased 33% with the continued strong performance of the regional mobile associates.

The exceptional gains of S$703 million in the corresponding quarter last year related mainly to the disposal gains on SingPost and the Yellow Pages directory assets and businesses.

Net profit after tax was S$517 million. On a comparable basis, i.e. excluding goodwill, exceptionals, Belgacom's net contribution and non-recurring exchange differences, the underlying net profit grew 5.0%.

Free cash flow generated in the quarter amounted to S$372 million.

SECTION II : SINGTEL

OPERATING REVENUE

SINGTEL	Quarter 30 Jun 2004 S$ m	Mix %	Quarter 30 Jun 2003 S$ m	Mix %	YOY Chge %
Data and Internet	298	30	282	27	5.8
Mobile communications	207	21	201	19	3.1
International telephone	169	17	201	19	-16.2
IT and engineering	136	14	132	13	3.5
National telephone	133	13	147	14	-9.5
Sale of equipment	28	3	27	3	4.1
Others (1)	30	3	39	4	-24.4
	1,001	100	1,028	98	-2.7
Directory advertising	-	-	17	2	nm
Total	1,001	100	1,045	100	-4.2

Note:
(1) Comprises revenue from paging services, maritime & land mobile revenue, lease of satellite transponders and miscellaneous income.

On a comparable basis, SingTel's underlying revenue decreased by 2.7% during the quarter. Compared to the preceding quarter, operating revenue declined 2.3% due to lower IT & Engineering and International Telephone revenues.

Data and Internet services, the largest revenue contributor, constitutes 30% of total operating revenue, 3 percentage points higher than in the last corresponding quarter. International Telephone constitutes 17% of total operating revenue, down from 19% a year ago.

SECTION II : SINGTEL

Mobile Communications

SingTel	Quarter 30 Jun 2004 S$ m	Quarter 30 Jun 2003 S$ m	YOY Chge %
Cellular service [1]	207	201	3.1

Key Drivers	Quarter 30 Jun 2004	Quarter 31 Mar 2004	Quarter 30 Jun 2003
Number of mobile subscribers (000s)			
Prepaid	410	415	409
Postpaid	1,092	1,101	1,121
Total	**1,502**	**1,516**	**1,530**
MOUs per subscriber per month [2]			
Prepaid	43	43	49
Postpaid	315	314	294
Average revenue per subscriber per month [2] (S$ per month)			
Prepaid	14	16	15
Postpaid	73	72	67
Blended	57	57	53
Data services as % of ARPU [3]	***18%***	***17%***	***16%***
Acquisition cost per subscriber (S$)	**171**	**189**	**212**
Postpaid churn per month	*1.4%*	*2.0%*	*1.5%*
Singapore mobile penetration rate [4]	***87%***	***86%***	***80%***
Singapore mobile subscribers ('000s) [5]	**3,656**	**3,578**	**3,336**
Market share			
Prepaid	*37%*	*40%*	*46%*
Postpaid	*43%*	*44%*	*46%*
Overall	*41%*	*42%*	*46%*

Notes:

(1) Cellular service revenue excludes revenue earned from international calls classified under "International Telephone" revenue, consistent with prior periods.
(2) Based on average subscribers, calculated as the simple average of opening and closing subscribers. ARPU includes revenue earned from international telephone calls.
(3) Includes revenue from SMS, *SEND, MMS and other data services.
(4) The penetration rate for the last corresponding quarter is based on previously published figures by IDA, not updated with subsequent changes in population base.
(5) Source: IDA.

SECTION II : SINGTEL

Mobile communications revenue grew 3.1% on a year on year basis mainly due to higher ARPU from roaming revenue. Revenue was stable compared to the preceding quarter.

SingTel registered a decline of 14,000 mobile subscribers from a quarter ago to 1,502,000 mobile subscribers as at 30 June 2004. The decline of 28,000 mobile subscribers from a year ago was due mainly to the one-off termination of about 20,000 inactive subscribers in the preceding quarter.

SingTel has maintained its revenue levels through a continued focus on higher value customers. Blended ARPU remained stable relative to the preceding quarter, with postpaid ARPU improving to S$73 per subscriber. Minutes of use for both prepaid and postpaid subscribers were also relatively stable compared to the preceding quarter.

The postpaid churn rate dropped to 1.4% this quarter.

The adoption of SMS and other data services such as GPRS, picture messaging and downloads continue to rise, and mobile data now contribute 18% of ARPU, up from 16% a year ago.

SECTION II : SINGTEL

Data and Internet

SINGTEL	Quarter 30 Jun 2004 S$ m	2003 S$ m	YOY Chge %
Data services			
Local leased circuits ("LLC") [(1)]	100	95	5.4
International leased circuits ("ILC")	54	54	-0.2
ISDN	16	16	-2.5
ATM	12	16	-22.3
Others	45	34	31.1
	227	**215**	**5.5**
Internet related			
Broadband	70	45	57.2
Narrowband	24	30	-21.5
SingTel Internet Exchange (STiX) [(2)]	10	15	-34.7
	104	**90**	**15.4**
Intercompany eliminations	(54)	(45)	20.1
Data and Internet related	**276**	**260**	**6.4**
Capacity sales revenue (after group eliminations)	**22**	**22**	**-0.5**
Total	**298**	**282**	**5.8**

Key Drivers - Internet related	Quarter 30 Jun 2004	31 Mar 2004	30 Jun 2003
Number of broadband lines (000s) [(3)]	**268**	**258**	**192**
Singapore broadband penetration rate [(4)]	***11%***	***10%***	***7%***
Broadband market share [(5)]	***60%***	***61%***	***61%***
Number of paying Internet dial up customers (000s)	**142**	**153**	**191**

Notes:
(1) Include resale of overseas local leased circuits.
(2) After group's elimination, STiX revenue amounted to S$6.4 million (Q1 2003: S$7.6 million; Q4 2004: S$7.0 million).
(3) SingTel's broadband service comprises all ADSL lines, including SingNet retail broadband lines.
(4) Total estimated ADSL and cable lines divided by total Singapore population.
(5) Market shares as at 30 June 2004 and 31 March 2004 based on IDA's published statistics, and market share as at 30 June 2003 based on SingTel's estimate.

On a year on year basis, Data and Internet revenue increased by 5.8%, a turnaround from the 8.0% decline recorded in the same quarter last year. On a sequential quarter basis, it increased by 6.8%.

Data services revenue increased 5.5% against the same quarter last year. Against the preceding quarter, it increased 7.6%.

SECTION II : SINGTEL

Local leased circuit revenue, the largest component (44% of Data services), increased 5.4% compared to the same quarter last year. Compared to the preceding quarter, it increased by 5.2%.

International leased circuit revenue was stable at S$54 million. Compared to the preceding quarter, it grew 12% due to a growth in bandwidth of more than 20%. Bandwidth prices continued to decline, albeit at a slower rate. Compared to the last corresponding quarter, bandwidth grew strongly at more than 80%.

Internet revenue grew 15% to S$104 million. Compared to the preceding quarter, it was relatively flat with higher broadband revenue impacted by lower revenue for STiX due to continued price declines.

As at 30 June 2004, the number of broadband lines continued to increase, from 258,000 lines a quarter ago to 268,000 lines. The year on year increase was 40% or 76,000 subscribers. Keen competition for broadband market share contributed to a slower take up of 10,000 net new subscribers in the current quarter, compared to 16,000 in the preceding quarter. SingTel maintained its market leadership with a 60% market share.

SingTel continued to meet customers' needs in the broadband market by introducing the 1500 kbps Unlimited Plan in May 2004. The introduction of this plan complements its comprehensive range of Internet access plans. Also, with ADSL technology offering superior upload speeds of up to 256 kbps, the new plan is ideal for those working at home, online gaming, peer-to-peer applications, file sharing and video conferencing.

As in previous quarters, the dial up narrowband subscriber base declined as customers migrated to broadband services. As at 30 June 2004, the number of dial up subscribers totalled 142,000 with a year on year decline of 49,000 narrowband subscribers.

Revenue from capacity sales included the amortised income of capacity sold on the C2C submarine cable network. Capacity sales recorded on an operating lease basis for the current quarter amounted to S$22 million, stable compared to last corresponding quarter and the preceding quarter.

Please refer to Appendix 3 for more information on C2C.

SECTION II : SINGTEL

International Telephone [1]

SINGTEL	Quarter 30 Jun 2004 S$ m	Quarter 30 Jun 2003 S$ m	YOY Chge %
International (incl Malaysia) call revenue	136	151	-9.9
Inpayments and net transit	33	50	-34.9
Total	**169**	**201**	**-16.2**
Outpayments	**50**	**67**	**-25.3**
Net	**118**	**134**	**-11.6**
Margin %	*70%*	*67%*	

Key drivers	Quarter 30 Jun 2004	Quarter 31 Mar 2004	Quarter 30 Jun 2003
International telephone outgoing minutes (m mins) (excl Malaysia)	238	238	234
Average IDD call collection rate - net basis (S$/ min) (excl Malaysia)	0.436	0.433	0.496
Singapore total outgoing international and transit minutes (m mins) [2]	920	830	723
Market share [3]	*74%*	*73%*	*78%*

Notes:

(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. It also includes international telephone revenue earned from calls made from mobile phones.

(2) Source: IDA.

(3) Market share is computed based on SingTel's total outgoing international (including Malaysia) and transit minutes over the industry minutes as published by IDA.

International Telephone revenue declined 16% to S$169 million in this quarter due to lower inpayment revenue and lower collection rates. On a sequential quarter basis, revenue fell by 6.4%.

The volume of international telephone outgoing minutes (excluding Malaysia) was stable against the same quarter last year and against the preceding quarter.

Year on year, the average collection rate has been negatively affected by higher discounts.

Inpayment revenue declined 35% in the quarter caused mainly by lower inpayment traffic of 13% and a reduction in inpayment rates.

Outpayment expense fell 25% with average settlement rates falling by 23% for the quarter from a year ago.

SECTION II : SINGTEL

IT and Engineering Services ("IT&E")

SINGTEL	Quarter 30 Jun 2004 S$ m	2003 S$ m	YOY Chge %
NCS and its subsidiary companies	128	120	6.6
IPACS	8	11	-29.2
	136	**132**	**3.5**

Revenue from IT&E services rose 3.5% to $136 million for the quarter.

Compared to the preceding quarter, IT&E services revenue fell 19%. This was mainly due to cyclical factors, with revenue coming off a seasonal peak in the preceding quarter.

NCS revenue grew on the back of strong demand generation in the government, education, defence and telecommunications sectors. Good progress continues to be made in positioning NCS's domain expertise in healthcare and life sciences with NCS clinching an applications system contract for the national disease registry system together with a multi-year maintenance contract worth over S$6 million.

The IT&E regionalisation efforts continue to make encouraging headway with NCS winning a network integration contract for a multinational manufacturing facility in Guangzhou. This marked a key entry for the IT& E services into South China. Another significant milestone has been the opening of a new global software development centre in Suzhou, China, which can accommodate up to 300 IT professionals. Initially established in 1998 to provide systems development support for Singapore-based projects, the centre now also provides consultancy, network design, and facility management services. In Hong Kong, NCS received a tender award from the Hong Kong government for the supply of professional services to support IT development projects at a key agency over a two year period.

For the quarter ended 30 June 2004, approximately 15% of the NCS group revenue was sourced outside of Singapore.

SECTION II : SINGTEL

National Telephone [1]

SINGTEL	Quarter 30 Jun 2004 S$ m	Quarter 30 Jun 2003 S$ m	YOY Chge %
DEL[2], interconnect, payphone, etc	133	147	-9.5

Key Drivers	Quarter 30 Jun 2004	Quarter 31 Mar 2004	Quarter 30 Jun 2003
DEL working lines ('000s)			
Residential	1,106	1,116	1,137
Business	761	764	771
Total	**1,867**	**1,880**	**1,908**
Singapore DEL penetration rate [3]	*45%*	*45%*	*45.9%*
Singapore DEL working lines ('000s) [4]	1,877	1,890	1,916
DEL market share	*99.4%*	*99.5%*	*99.6%*

Notes:

(1) National Telephone revenue comprises revenue derived from national telephone services, settlement of domestic telephone calls originated by competing fixed line and wireless service providers, enhanced telephone services and revenue from payphones.

(2) DEL : Direct exchange line.

(3) The penetration rate for the last corresponding quarter is based on previously published figures by IDA, not updated with subsequent changes in population base.

(4) Source: IDA.

National Telephone revenue declined 9.5% to S$133 million in the quarter, reflecting a decline in the voice and Internet dial up traffic with increasing use of mobile and broadband. Compared to the preceding quarter, National Telephone revenue was stable.

SECTION II : SINGTEL

OPERATING EXPENSES
(Before Depreciation And Amortisation)

SINGTEL	Quarter 30 Jun 2004 S$ m	Quarter 30 Jun 2003 S$ m	YOY Chge %
Staff costs	136	151	-9.8
Selling & administrative	128	124	3.9
Traffic expenses	104	117	-11.3
Cost of sales	101	102	-0.9
Repairs & maintenance	27	27	-0.7
Others (1)	(7)	(5)	41.3
Total	**490**	**516**	**-5.1**
SingTel and subsidiary companies	490	507	-3.5
SingTel Interactive (2)	-	9	nm
Total	**490**	**516**	**-5.1**

Notes:

(1) Others include government grants and recoveries of costs.

(2) Based on after elimination of intercompany transactions.

As a percentage of operating revenue	Quarter 30 Jun 2004	Quarter 30 Jun 2003
Staff costs	14%	14%
Selling & administrative	13%	12%
Traffic expenses	10%	11%
Cost of sales	10%	10%
Repairs & maintenance	3%	3%
Others	-1%	*
Total	**49%**	**49%**

** represents less than - 0.5%*

The underlying operating expenses decreased by 3.5% or S$17 million in the current quarter. Against the preceding quarter, it declined by 15% or S$87 million due mainly to lower Traffic expenses, Cost of Sales and Staff costs.

SECTION II : SINGTEL

Staff Costs

SINGTEL	Quarter 30 Jun 2004 S$ m	Quarter 30 Jun 2003 S$ m	YOY Chge %
Gross staff costs	145	148	-2.3
Performance share cost	4	2	116.7
Effects of adoption of FRS 102	(9)	-	nm
	140	150	-7.0
Capitalisation of staff costs	(4)	(3)	29.6
	136	147	-7.7
SingTel Interactive	-	4	nm
Total, net	**136**	**151**	**-9.8**

Key Drivers	Quarter 30 Jun 2004	Quarter 31 Mar 2004	Quarter 30 Jun 2003
SingTel average number of staff	10,155	10,253	10,822
Revenue per staff (S$'000) [(1)]	99	100	97
As at end of period:			
Number of staff			
NCS Group	2,737	2,751	2,867
SingTel and subsidiary companies	7,424	7,462	7,592
	10,161	10,213	10,459
SingTel Interactive	-	-	341
SingTel	**10,161**	**10,213**	**10,800**
Optus	9,067	8,868	8,603
Total Group	**19,228**	**19,081**	**19,403**

Note:
(1) Based on average employee numbers.

As at 30 June 2004, SingTel's headcount (excluding staff in the directories businesses) dropped by 2.8% to 10,161.

On a year on year basis, the gross staff costs (before capitalisation and performance share cost) decreased 2.3% mainly attributed to lower average headcount and lower employer's CPF contribution rate implemented from 1 October 2003, partially offset by ex-gratia redundancy payments of S$2 million in the quarter.

Performance share expense, based on FRS 102, ***Share-based payments*** (see additional information on page 4), for the performance share grants in 2003 and 2004 amounted to S$4 million for the quarter. In the corresponding quarter last year, when the grant was given for the first time, the cost charged was S$2 million.

If FRS 102 was adopted in the last financial year, performance share expense would have been reduced by S$9 million for SingTel, and S$12.5 million for the Group. This reduction is recognised fully in the current quarter.

SECTION II : SINGTEL

Selling & Administrative Expenses

SINGTEL	Quarter 30 Jun 2004 S$m	Quarter 30 Jun 2003 S$m	YOY Chge %
Selling & administrative expenses	**128**	**124**	**3.9**

Selling and Administrative expenses increased by 3.9% attributable mainly to higher advertising and sales promotion for the mobile and broadband markets. Compared to the preceding quarter, it decreased 5.7%.

Traffic Expenses

SINGTEL	Quarter 30 Jun 2004 S$m	Quarter 30 Jun 2003 S$m	YOY Chge %
Outpayments	50	67	-25.3
Leases [(1)]	42	37	13.8
Interconnect	12	13	-10.8
	104	**117**	**-11.3**

Note:
(1) Leases comprise backhaul charges, Inmarsat satellite rental, cost of restoring cable breakages and leased circuit charges.

See page 21 for an analysis of outpayments relative to inpayments.

Lease charges payable to third party carriers increased 14% for the quarter, mainly caused by increased sales of related data bandwidth in the overseas markets in which the Group operates in.

The decline in interconnect expenses resulted from a decline in DEL interconnect expenses, partially offset by higher SMS interconnect expenses.

SECTION II : SINGTEL

Cost of Sales

SINGTEL	Quarter 30 Jun 2004 S$ m	Quarter 30 Jun 2003 S$ m	YOY Chge %
Cost of sales			
- SingTel and subsidiary companies	101	99	1.7
- SingTel Interactive	-	3	nm
Total	**101**	**102**	**-0.9**

Cost of Sales trend is consistent when expressed as a percentage of related IT and Engineering and Sale of Equipment revenues.

OTHER INCOME STATEMENT ITEMS

Depreciation And Amortisation

SINGTEL	Quarter 30 Jun 2004 S$ m	Quarter 30 Jun 2003 S$ m	YOY Chge %
Amortisation of goodwill			
- for acquisition of Optus	-	140	nm
- for acquisition of associates and other subsidiaries	-	22	nm
	-	162	nm
Depreciation of property, plant and equipment			
- SingTel and subsidiary companies	143	133	7.6
- C2C	34	32	4.6
	177	165	7.0
Other amortisation	*	*	nm
	177	165	7.0
Depreciation as a percentage of operating revenue	*18%*	*16%*	

As explained on page 4, the Group adopted the new FRS 103, revised FRS 36 and FRS 38 from 1 April 2004. With these accounting standards, the carrying value of goodwill as at 1 April 2004 ceased to be amortised but is now reviewed for impairment in accordance with FRS 36.

The increase in depreciation expense was mainly due to the shortening of useful lives of certain property, plant and equipment which was effected in the preceding quarter.

SECTION II : SINGTEL

Net Finance Expense

SINGTEL	Quarter 30 Jun 2004 S$ m	Quarter 30 Jun 2003 S$ m	YOY Chge %
Net interest expense:			
- Interest income from third parties	12	4	228.6
- Interest expense	(67)	(74)	-10.4
	(55)	(71)	-22.2
- Interest income from Optus	10	18	-42.9
	(45)	(53)	-14.7
Other finance income			
- Writeback for diminution in value of short term investments	2	5	-60.0
- Investment gain[(1)]	4	4	7.3
- Foreign exchange gain (net)	3	8	-63.2
	9	16	-44.4

Note:
(1) Comprise mainly dividend income and realised gains or losses on disposals of short term investments.

Excluding interest income from Optus (which is eliminated upon consolidation), the interest income was higher than the same quarter last year due to an increase in cash holdings following the receipt of Belgacom net sale proceeds this quarter, and the cash from intercompany loans repaid by Optus in the preceding quarters. The interest expense declined 10% mainly attributable to lower bond borrowings following the buyback of S$485 million of the S$1 billion bond in October last year.

Included in foreign exchange gain was S$6 million of net exchange gain arising from a loan to Optus, net of hedging.

Exceptional Items [(1)]

SINGTEL	Quarter 30 Jun 2004 S$ m	Quarter 30 Jun 2003 S$ m	YOY Chge %
Goodwill impairment	(15)	-	nm
Gain on disposal of 69% equity interest in SingPost	-	545	nm
Gain on disposal of directory assets and businesses	-	155	nm
Net gain on disposal of non-current investments [(2)]	11	3	233.3
Provision for diminution in value of non-current investments [(2)]	(1)	(2)	-64.7
Recovery of investments previously written off	2	1	64.3
Total	(2)	703	nm

Notes:
(1) Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.
(2) Non-current investments include associates and long term investments.

SECTION II : SINGTEL

The exceptional gains in the corresponding quarter last year were mainly capital gains on divestment of a 69% equity interest in SingPost and the sale of the Yellow Pages directory assets and businesses.

In the current quarter, a goodwill impairment charge of S$14.6 million was recorded arising from the acquisition of IPACS by NCS.

SECTION II : SINGTEL

Taxation

SINGTEL	Quarter 30 Jun 2004 S$ m	Quarter 30 Jun 2003 S$ m	YOY Chge %
Taxation			
Current and deferred taxes (a)	68	80	-14.8
Withholding taxes on dividend income from associates	19	9	115.9
	87	89	-1.8
Share of taxes of associated and jv companies (b)	74	86	-13.5
Total	161	174	-7.6
Effective tax rates based on :			
SingTel reported profits before tax (ex-Optus)	***23.8%***	***14.0%***	
SingTel profits (ex-Optus and associates)			
Profit before tax	677	1,246	
Exclude :			
Compensation from IDA	(84)	(84)	
Share of associates' profits	(293)	(288)	
Amortisation of goodwill	-	162	
Provision for short term investments	(2)	(5)	
Exceptional items	2	(703)	
C2C losses (pre-EI)	34	41	
Adjusted pre-tax profits (c)	335	369	
Effective tax rate (a)/(c)	*20.3%*	*21.6%*	
Applicable statutory tax rate in quarter	*20.0%*	*22.0%*	
Share of associates' profits			
Share of results from ordinary operations (d)	293	310	
Effective tax rate (b)/(d)	*25.3%*	*27.6%*	

The lower effective tax rate for the associates was due to the exclusion of Belgacom in this quarter, which has a relatively higher tax rate of 33.99%.

MINORITY INTERESTS

SINGTEL	Quarter 30 Jun 2004 S$ m	Quarter 30 Jun 2003 S$ m	YOY Chge %
Minority interests	1	13	-96.1

The accumulated losses attributable to minority shareholders of C2C exceeded their contributions. Accordingly, the losses incurred by C2C for the current quarter has not been allocated to the minority shareholders of C2C but was fully taken up by SingTel.

SECTION II : SINGTEL

SINGTEL CASH FLOW AND CAPITAL EXPENDITURE

	Quarter 30 Jun 2004 S$ m	Quarter 30 Jun 2003 S$ m	Quarter 31 Mar 2004 S$ m
Net cash inflow/(outflow) from operating activities			
Profit before tax	**677**	**1,246**	**2,189**
Depreciation	177	165	190
Amortisation of goodwill	-	162	165
Compensation from IDA	(84)	(84)	(84)
Share of results of associates	(293)	(288)	(372)
Exceptional items	2	(703)	(1,673)
Other non-cash items	46	37	46
Non cash items	(152)	(711)	(1,730)
Operating cashflow before working capital changes	525	535	460
Changes in operating assets and liabilities	(99)	(58)	136
	426	**477**	**596**
Dividends received from associates	62	134	153
Tax paid	(31)	(18)	(58)
	457	**593**	**691**
Net cash inflow/ (outflow) from investing activities			
Payment for purchases of property, plant and equipment	(85)	(68)	(62)
Repayment of loans by Optus	-	-	255
Proceeds from sale of associates	2,334	1	207
Repayment of associates' loans /(investment in associates)	11	(4)	2
Net (purchase)/sale of short term investments	(32)	(5)	34
Proceeds from disposal of long term investments	13	56	82
Proceeds from disposal of subsidiary, net of cash disposed	-	349	2
Proceeds from disposal of directory assets and business	-	216	*
Others *(proceeds on disposal of non-current investments etc)*	17	10	31
	2,259	**556**	**550**
Net cash (outflow)/ inflow from financing activities			
Net increase in borrowings (1)	-	300	*
Net interest paid on borrowings and swaps	(74)	(100)	(40)
Proceeds from issue of shares from share options	21	*	31
Payments to minority shareholder *(loan and capital repaid, dividends)*	(229)	(6)	(26)
	(282)	**194**	**(36)**
Net increase in cash and cash equivalents	**2,434**	**1,342**	**1,205**
SingTel cash and cash equivalents at beginning	**3,103**	**888**	**1,898**
SingTel cash and cash equivalents at end	**5,536**	**2,229**	**3,103**
Free cash flow (2)	**372**	**524**	**629**
Capital expenditure - accrual basis	**51**	**54**	**137**
Cash capex to operating revenue	*8%*	*11%*	*6%*

SECTION II : SINGTEL

Notes:
(1) In the corresponding quarter last year, the bond issue by SingPost of S$300 million was accounted for as an increase in debt and reversed upon deconsolidation.
(2) Free cash flow refers to cash flow from operating activities less cash capex.

For the first quarter ended 30 June 2004, operating cash flow before dividends and tax was S$426 million, down 11% due mainly to the change in timing for payment of annual incentive bonuses from July to June this year. Dividend receipt from associates was lower this year at S$62 million, as the same quarter last year included a dividend of S$72 million from Belgacom.

With S$2.33 billion received from sale of Belgacom in April 2004, cash flow from investing activities increased to S$2.26 billion for the quarter.

Cash capital expenditure for the quarter amounted to S$85 million, 24% higher than the same quarter last year. With lower operating cash and higher cash capital expenditure, free cash flow for the current quarter declined to S$372 million.

Net cash outflow in financing activities was S$282 million, with distribution of S$229 million of Belgacom's sale proceeds to the minority shareholder.

Cash and cash equivalents for the quarter increased sharply by S$2.43 billion from a quarter ago, with cash balance of S$5.54 billion as at 30 June 2004.

SINGTEL OPTUS PTY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2004

- Operating revenue up 12% (excluding the one-off C1 Defence contract).
- Operational EBITDA up 22% (excluding the one-off C1 Defence contract).
- Operational EBITDA margin increased to 30.4% -- up 2.4 percentage points.
- Net profit of A$151 million -- up 51%.
- Free cash flow of A$248 million -- up 34%.

	Quarter 30 Jun 2004 A$m	Quarter 30 Jun 2003 A$m	YOY Chge %
Operating revenue	1,662	1,701	-2.3
- excluding the C1 Defence contract	*1,662*	*1,485*	*12.0*
Operational EBITDA	506	444	13.9
Operational EBITDA margin	*30.4%*	*26.1%*	
- excluding the C1 Defence contract	*30.4%*	*28.0%*	
EBIT	262	199	31.7
Net profit	151	100	51.1
Free cash flow	248	185	34.3

SECTION III : OPTUS

OPTUS SUMMARY INCOME STATEMENTS – Singapore GAAP
For The First Quarter Ended 30 June 2004

	Quarter 30 Jun 2004 A$ m	Quarter 30 Jun 2003 A$ m	YOY Chge %
Operating revenue	**1,662**	**1,701**	**-2.3**
Operating expenses	(1,166)	(1,267)	-7.9
	496	434	**14.2**
Other income	10	10	2.0
Operational EBITDA	**506**	**444**	**13.9**
- EBITDA margin	***30.4%***	***26.1%***	
Share of results of joint ventures	3	3	-10.3
EBITDA	**508**	**447**	**13.7**
Amortisation of goodwill [(2)]	-	(1)	nm
Depreciation & other amortisation	(246)	(247)	-0.4
EBIT	**262**	**199**	**31.7**
Net finance expense	(48)	(50)	-3.0
Profit before tax	**214**	**149**	**43.2**
Tax expense	(63)	(49)	27.3
Net profit after tax	**151**	**100**	**51.1**

Notes:

(1) Refer to next page for amounts excluding the one-off C1 Defence contract.

(2) Refer to page 4 for explanation of cessation of amortisation of goodwill.

SECTION III : OPTUS

Selected Income Statement Line Items Excluding The C1 Defence Contract

When the one-off revenues and expenses associated with the successful C1 satellite launch are excluded, results for the quarter ended 30 June 2004 are as follows:

	Quarter 30 Jun 2004 A$m	Quarter 30 Jun 2003 A$m	YOY Chge %
Operating revenue	**1,662**	**1,485**	**12.0**
Operating expenses	(1,166)	(1,078)	8.1
Operational EBITDA	**506**	**416**	**21.6**
Operational EBITDA margin	*30.4%*	*28.0%*	
Profit before tax	**214**	**121**	**76.3**
Net profit after tax	**151**	**80**	**87.9**

REVIEW OF OPTUS OPERATING PERFORMANCE

Optus continued to grow more quickly than the market as a whole, with operating revenue (excluding the C1 Defence contract) growing by 12% compared to the same quarter last year. Continued tight cost control resulted in margin expanding to 30.4% and consequently operational EBITDA grew by 22%.

Net profit after tax was A$151 million, up by 88% compared to the same quarter last year (excluding the C1 Defence contract). Including the one-off C1 Defence contract margin, the net profit increase was 51%.

Free cash flow for the quarter of A$248 million was an increase of 34% compared to the same quarter last year. The ratio of cash capital expenditure to operating revenue fell to 11%.

Optus has delivered a solid set of results in terms of revenue, profits and cash flow, despite increasing competition in some parts of the market. As the challenger, Optus will continue to compete, using non-price differentiation as its primary tool to grow market share.

From time to time, and in specific segments, Optus may choose to compete on price, which may place short term pressure on margins.

With the backing of SingTel - and its scale and track record - Optus is well placed to withstand these challenges and emerge as a stronger competitor.

Optus is maintaining its guidance of operational EBITDA growth at double digit levels for the current financial year.

SECTION III : OPTUS

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 March 2004 (excluding the C1 Defence contract) are as follows:

	Quarter		QOQ
	30 Jun 2004 A$ m	31 Mar 2004 A$ m	Chge. %
Operating revenue	**1,662**	**1,648**	**0.8**
Operating expenses	(1,166)	(1,157)	0.8
Operational EBITDA	**506**	**498**	**1.6**
Operational EBITDA margin	***30.4%***	***30.2%***	
Profit before tax	**214**	**194**	**10.4**
Net profit before exceptional tax credit	**151**	**124**	**22.0**

Consistent with prior years, the first quarter's operating revenue was up marginally on the preceding quarter. Operational EBITDA margin improved slightly to 30.4% whilst net profit (before exceptional tax credit) improved by 22%.

SECTION III : OPTUS

DIVISIONAL TOTALS

	Quarter 30 Jun 2004 A$ m	Quarter 30 Jun 2003 A$ m	YOY Chge %
Operating revenue by division:			
Mobile	901	800	12.6
Optus business	266	469	-43.3
- excluding the C1 Defence contract	*266*	*252*	5.4
Optus wholesale	128	96	33.5
Consumer and multimedia	381	349	9.3
Less inter-divisional revenue [(1)]	(14)	(13)	13.6
Total	**1,662**	**1,701**	**-2.3**
- excluding C1 Defence contract	***1,662***	***1,485***	**12.0**
Operational EBITDA by division:			
Mobile	348	301	15.8
Optus business & wholesale	105	109	-4.1
- excluding the C1 Defence contract	*105*	*81*	*28.9*
Consumer and multimedia	53	34	54.7
Total	**506**	**444**	**13.9**
- excluding C1 Defence contract	***506***	***416***	**21.6**
Operational EBITDA margins by division:			
Mobile	*39%*	*38%*	
Optus business & wholesale	*27%*	*19%*	
- excluding the C1 Defence contract	*27%*	*23%*	
Consumer and multimedia	*14%*	*10%*	
Total	***30.4%***	***26.1%***	
- excluding C1 Defence contract	***30.4%***	***28.0%***	

Note:
(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with Consumer and Multimedia, and Optus Business and preselected customers.

Optus reported its tenth successive quarter of double-digit revenue growth, with operating revenue (excluding the C1 Defence contract) increasing by 12%.

All divisions continued to contribute to Optus' success.

SECTION III : OPTUS

OPTUS MOBILE DIVISION

	Quarter 30 Jun 2004 A$ m	Quarter 30 Jun 2003 A$ m	YOY Chge %
Mobile communications revenue [1]			
Services	816	729	12.0
Equipment	85	72	18.9
	901	**800**	**12.6**
Operational EBITDA [2]	**348**	**301**	**15.8**
- EBITDA margin	*39%*	*38%*	

Key Drivers	Quarter 30 Jun 2004	Quarter 31 Mar 2004	Quarter 30 Jun 2003
Number of mobile subscribers (000s)			
Prepaid	2,631	2,520	1,970
Postpaid	3,090	3,033	2,918
Total	**5,721**	**5,553**	**4,888**
Mobile penetration rate [3]	*80%*	*80%*	*73%*
MOUs per subscriber per month [4]			
Prepaid	46	45	69
Postpaid	127	128	128
ARPU per month (A$) [4]			
Prepaid	22	24	22
Postpaid	70	71	70
Blended	**48**	**50**	**51**
Data revenue as a percentage of service revenue	*15%*	*15%*	*13%*
Market (000s) [5]	16,183	15,966	14,413
Market share - total [5]	*35%*	*35%*	*34%*
Retail postpaid churn rate per month [6]	*1.4%*	*1.3%*	*1.4%*
% users through wholesale [7]	*18%*	*18%*	*18%*

Notes:
(1) Including equipment, international outgoing and international incoming revenue.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) Penetration is measured as total market mobile users divided by Australia's total population.
(4) Based on average customers, calculated as the simple average of opening and closing customers. MOU includes outgoing minutes only. ARPU excludes equipment revenue.
(5) Market size and market share figures are Optus estimates.
(6) Churn excludes customers transferring from postpaid to prepaid.
(7) Based on the nature of the billing arrangements between Optus and its Wholesale customers including Virgin Mobile, all Wholesale subscribers are included as postpaid subscribers.

SECTION III : OPTUS

Mobile service revenues grew 12%, whilst margins improved to 39%, compared to 38% a year ago. Although smaller players are becoming more aggressive on price, Optus is well positioned to compete. It has a strong track record with three key strategies to drive top line growth.

Firstly, Optus will continue to leverage its traditional distribution strength in the consumer segment, and secondly, continue to grow its share of the business mobile market. Despite a slow down in market growth, Optus grew its customer base by 17% to 5.72 million subscribers at the end of the current quarter and overall market share increased to 35%.

Thirdly, Optus is stimulating data revenues, which have reached 15% of ARPU this quarter, by innovating through its comprehensive Optus Zoo offering. Total SMS volume continued to grow by more than 20% in the current quarter.

Compared to the same quarter last year, postpaid ARPU increased by 1.2%, assisted by an improved proportion of higher value customer segments, whilst prepaid ARPU increased by 1.9%. Unit subscriber acquisition costs fell by 13%.

The strong revenue growth combined with a continued focus on costs resulted in a 16% increase in EBITDA to A$348 million.

Mobile cash capital expenditure for the quarter was A$57 million, 31% of the Optus total and up 3.1% on the same quarter last year. The large base station rollout programme to significantly improve coverage in targeted regional areas continued during the quarter.

SECTION III : OPTUS

OPTUS BUSINESS & WHOLESALE DIVISIONS

	Quarter 30 Jun 2004 A$ m	Quarter 30 Jun 2003 A$ m	YOY Chge %
Business revenue			
Voice	111	104	7.3
Data and IP	81	78	3.5
Satellite	53	38	41.6
C1 Defence contract	-	217	nm
Professional services & other	21	33	-37.7
Total Business revenue	**266**	**469**	**-43.3**
- excluding C1 Defence contract	***266***	***252***	***5.4***
Wholesale revenue			
Voice	95	64	49.1
Data and IP	32	32	2.2
Other	*	*	nm
	128	**96**	**33.5**
Total revenue	**394**	**565**	**-30.3**
- excluding C1 Defence contract	***394***	***348***	***13.2***
Operational EBITDA (1)	**105**	**109**	**-4.1**
- EBITDA margin	***27%***	***19%***	
Operational EBITDA excluding C1 Defence contract (1)	**105**	**81**	**28.9**
- EBITDA margin excluding C1 Defence contract	***27%***	***23%***	

Key Drivers	Quarter 30 Jun 2004	Quarter 31 Mar 2004	Quarter 30 Jun 2003
Business voice minutes (m min)	1,247	1,218	1,163
Wholesale voice minutes (m min)	1,357	1,195	1,013
As at end of period:			
64k equivalent lines (000s) (2)	573	549	523
Buildings connected (3)	11,313	10,886	9,461

Notes:

(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.

(2) 64k equivalent lines comprises all directly connected voice lines in use, plus the in use portion of directly connected data services, translated to the equivalent number of 64k lines (e.g., a 2 mbs datalink is equivalent to 31 x 64k equivalent lines), but excluding all wholesale lines greater than 128mbs.

(3) Directly connected buildings include all connections via all access media - fibre, DSL, fixed wireless, satellite and leases.

SECTION III : OPTUS

Total Optus Business and Wholesale operating revenue grew by 13% compared to the same quarter last year (excluding the C1 Defence contract). Both divisions grew operating revenue and announced important customer wins.

The Business division continued to record gains in the corporate market, with a 7.3% increase in voice revenue, a 42% increase in satellite revenue and data and IP growth of 3.5%. Domestic data and IP revenues recorded a solid 6% growth partially offset by continuing price pressures for international data.

Competition for major business customers has intensified with double digit price declines. In this context, the growth achieved by Optus Business represents a further increase in market share.

The strong satellite revenue growth was due to revenues from Optus' C1 satellite, which commenced during the December 2003 quarter.

Gaining profitable size and scale continues to be a key objective for Optus Business. In May 2004, Optus announced an offer for Uecomm, which provides broadband data services to business customers. Uecomm's success with mid-sized corporates complements Optus' track record with larger accounts. It's fibre access network will enlarge Optus' footprint and increase capacity.

Optus will consolidate Uecomm's results starting in the second quarter.

Wholesale revenue grew by 34% compared to the same quarter last year. Voice revenue showed particularly strong growth of 49%, assisted by some one-off low margin domestic transit business.

Excluding the C1 Defence contract, the combined margin for both divisions increased to 27%, from 23% in the same quarter last year. As a result, operational EBITDA grew by 29% to A$105 million.

Cash capital expenditure was down 24% for the quarter to A$78 million, from A$103 million in the same quarter last year, representing 42% of the Optus total. The quarter included some A$21 million for D1 satellite and Southern Cross capacity payments, whilst the same quarter last year included A$36 million in C1 satellite and Southern Cross capacity payments.

SECTION III : OPTUS

OPTUS CONSUMER AND MULTIMEDIA DIVISION

	Quarter 30 Jun 2004 A$ m	Quarter 30 Jun 2003 A$ m	YOY Chge %
HFC voice revenue	106	102	3.9
Cable Internet revenue	28	22	28.1
Pay TV revenue	35	37	-7.5
HFC	**168**	**161**	**4.5**
DSL & dial up Internet revenue	33	25	32.1
Off network voice revenue	181	163	10.5
Total revenue	**381**	**349**	**9.3**
Operational EBITDA (1)	**53**	**34**	**54.7**
- EBITDA margin	*14%*	*10%*	

Key Drivers	Quarter 30 Jun 2004	Quarter 31 Mar 2004	Quarter 30 Jun 2003
HFC			
HFC ARPU per month (A$)	110	110	104
Local telephony customers (2)	502	502	505
Other customers (2)	24	24	24
Total HFC customers	**526**	**526**	**530**
Local telephony bundling rate (3)	***64%***	***63%***	***60%***
HFC penetration (4)	***38%***	***38%***	***38%***
Internet customers			
Dial-up delivered over HFC network	90	96	117
HFC broadband	161	143	109
HFC subtotal	**252**	**240**	**226**
DSL & dial up delivered off network	449	434	394
Total Internet customers (000s)	**700**	**674**	**620**
Off Network (5)			
Total local call resale customers (5)	569	567	504
Total long distance customers (5)	706	717	692
Local call resale bundling rate (6)	*43%*	*40%*	*28%*

Notes:

(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.

(2) Local telephony customers includes all customers who take local telephony over the HFC network, whether or not they take any other service over the HFC network (such as pay TV). Other customers include all customers on the HFC network who do not take a local telephony service - that is, customers who take one or more of pay TV or cable Internet.

(3) Based on customers who are receiving a "bundled benefit" from taking a package of products (local telephony plus at least one of cable Internet, dial-up Internet or pay TV).

(4) Based on 1.4 million serviceable homes.

SECTION III : OPTUS

(5) As small business has become an increased business focus, both current and comparative data has been restated to include small business customers. Disclosure prior to March 2004 was of residential customers only.
(6) Residential only. Based on customers who are receiving a "bundled benefit" from taking a package of products (local call resale and long distance plus either DSL or dial-up Internet).

In the first quarter, Optus' Consumer division had operating revenue of A$381 million, which was up 9.3%, whilst free cash flow doubled, compared to the same quarter last year.

Broadband was an important growth driver. HFC revenue grew by 4.5%, mainly because of higher cable modem revenues, and despite a planned decline in low margin pay TV revenues as customer numbers fell 11% to 195,000. The local telephony bundling rate increased to 64% at the end of the June 2004 quarter.

Off network voice revenue grew by 11%. The Consumer division has been focusing on increasing the number of off network customers taking bundled packages. These increased by 79% compared to the same quarter last year, and by 9.4% compared to the March 2004 quarter. The proportion of the off network customer base taking a bundled package stood at 43% at the end of June 2004.

DSL and dial up revenues increased by 32%, partly driven by rapid growth in DSL. Optus' larger DSL footprint has allowed it to increase its share of the rapidly growing broadband Internet market. Consumer had 183,000 broadband Internet customers as at the end of the quarter, including 22,000 DSL customers. This is nearly 70% higher than a year ago.

The division added 35,000 broadband customers in the current quarter. This is double the March quarter total and more than three times the December quarter total.

The EBITDA margin continued to improve, reaching 14%, in a quarter when the division had strong resale DSL customer acquisition.

The division's cash capital expenditure for the quarter was A$24 million, 13% of the Optus total and up 22% from A$19 million in the same quarter last year.

SECTION III : OPTUS

OPTUS OPERATING EXPENSES
(Before Depreciation and Amortisation)

	Quarter 30 Jun 2004 A$m	Quarter 30 Jun 2003 A$m	YOY Chge %
Interconnect	334	286	17.1
Outpayments & other leases	48	47	3.4
Traffic expenses	383	332	15.2
Selling & administrative	376	358	5.1
Staff costs	208	196	6.5
Cost of sales	192	366	-47.5
- excluding C1 Defence contract	*192*	*178*	*8.2*
Capitalisation of costs [1]	(27)	(25)	6.0
Repair & maintenance and others	34	41	-16.7
Total	**1,166**	**1,267**	**-7.9**
- excluding C1 Defence contract	***1,166***	***1,078***	***8.1***
As a percentage of operating revenue (excluding C1 Defence contract):			
Traffic expenses	23%	22%	
Selling & administrative	23%	24%	
Staff costs	13%	13%	
Cost of sales	12%	12%	
Capitalisation of costs [1]	-2%	-2%	
Repair & maintenance and others	2%	3%	
	70%	73%	

	Quarter 30 Jun 2004	Quarter 31 Mar 2004	Quarter 30 Jun 2003
Staff statistics			
Number of employees, at end of period	9,067	8,868	8,603
Average number of employees	8,968	8,881	8,596
Revenue (excluding C1 Defence contract) per employee (A$'000) [2]	185	186	173

Notes:
(1) The bulk of the capitalisation relates to staff cost.
(2) Based on average employee numbers.

Optus continued its tight cost control in the current quarter, with the ratio of operating costs to operating revenue (excluding the C1 Defence contract) at 70%, down 3 percentage points on the same quarter last year.

SECTION III : OPTUS

Interconnect expenses increased 17% over the same quarter last year, driven by one-off, low margin, domestic transit business in Optus Wholesale and the increasing share of off network revenue in the Consumer division.

Selling and administrative costs as a percentage of operating revenue declined by 1 percentage point compared to the same quarter last year, and increased in absolute terms by 5.1%. The decline was mainly due to lower mobile subscriber acquisition costs, which on a per subscriber basis fell by 13%.

Staff costs increased by 6.5% as a result of higher headcount and wage rate increases, which is broadly in line with Australian inflation. These increases were partly offset by a reduction of A$3 million being the impact of the Group's new performance share plan accounting policy on expense for the previous financial year. The increase in average headcount for the quarter of 4.3% reflected Optus' continued gains in sales volumes, but sustained productivity increases saw revenue per employee increase by 7.3% compared to the same quarter last year.

Cost of sales (excluding the C1 Defence contract) increased by 8.2% compared to the same quarter last year, but as a percentage of operating revenue was steady at 12%. The increase was largely driven by higher mobile equipment sales.

SHARE OF RESULTS OF JOINT VENTURE COMPANIES

	Quarter 30 Jun		YOY
	2004 A$m	2003 A$m	Chge %
Southern Cross	3	3	-10.3
	3	**3**	**-10.3**

Optus' share of Southern Cross result was unchanged from the same quarter last year.

Equity accounting for Virgin Mobile has been suspended since June 2002 because the carrying amount of the investment was reduced to nil.

SECTION III : OPTUS

OTHER INCOME STATEMENT ITEMS

Depreciation and Amortisation

	Quarter 30 Jun		YOY Chge
	2004 A$ m	2003 A$ m	%
Depreciation of property, plant & equipment	244	238	2.8
Other amortisation	2	9	-81.9
	246	**247**	**-0.4**
Amortisation of goodwill	-	1	nm
Depreciation as a percentage of operating revenue (excluding C1 Defence contract)	*15%*	*16%*	

Depreciation continued to decline as a percentage of operating revenue, reflecting continued careful capital expenditure management. The decline in other amortisation was due to the cessation of amortisation of purchased mobile customers, which are now fully amortised.

As noted at page 4, the SingTel Group no longer amortises goodwill.

Net Finance Expense

	Quarter 30 Jun		YOY Chge
	2004 A$ m	2003 A$ m	%
Interest payable to SingTel	8	16	-47.8
Interest payable to others	45	47	-4.9
Gross interest on borrowings	53	63	-15.8
Interest capitalised	-	(9)	nm
Net interest expense	53	54	-2.0
Interest income	(5)	(4)	9.3
Total	**48**	**50**	**-3.0**

The reduction of 3.0% in net interest expense for the quarter was mainly due to lower average debt, reflecting Optus's strong positive cash flow over the past year, partly offset by the reduction in capitalised interest.

SECTION III : OPTUS

Taxation

	Quarter 30 Jun		YOY Chge
	2004 A$ m	2003 A$ m	%
Optus' Australian income tax expense	63	46	35.6
Share of joint ventures' income tax expense	*	3	nm
	63	**49**	**27.3**

Optus's Australian income tax expense reflects the Australian tax rate of 30% together with minor variations between accounting and taxable income. The effective tax rate for the current quarter was 29%, compared to 33% for the same quarter last year.

SECTION III : OPTUS

CASH FLOW AND CAPITAL EXPENDITURE

	Quarter		
	30 Jun 2004 A$m	30 Jun 2003 A$m	31 Mar 2004 A$m
Net cash inflow from operating activities			
Profit before tax	**214**	**149**	**194**
Depreciation and amortisation	246	248	251
Share of results of associates	(3)	(3)	5
Other non-cash items	51	50	53
Non cash items	294	295	310
Operating cashflow before working capital changes	508	445	504
Changes in operating assets and liabilities	(73)	(63)	103
	435	**382**	**607**
Tax paid	-	-	2
Net cash inflow from operating activities	**435**	**382**	**608**
Net cash outflow from investing activities			
Purchases of property, plant and equipment	(187)	(197)	(199)
Others	4	4	2
	(183)	**(193)**	**(197)**
Net cash outflow from financing activities			
Net decrease loans from SingTel	-	-	(200)
Net decrease in other borrowings	(214)	(50)	(160)
Finance lease payments (excluding interest)	(1)	(77)	(19)
	(215)	(127)	(379)
Net interest paid on borrowings and swaps (including finance lease interest)	(41)	(42)	(74)
	(257)	**(169)**	**(453)**
Net change in cash and cash equivalents	**(4)**	**20**	**(42)**
Cash and cash equivalents at beginning	46	58	89
Cash and cash equivalents at end	**42**	**78**	**46**
Free cash flow [(1)]	**248**	**185**	**409**
Cash flow before borrowings [(2)]	**211**	**147**	**337**
Capital expenditure - accrual basis	**120**	**104**	**310**
Cash capex to operating revenue (excluding C1 Defence contract)	***11%***	***13%***	***12%***

Notes:
(1) Free cash flow is defined as cash flow from operating activities less cash purchases of property, plant and equipment.
(2) Cash flow before borrowings is defined as operating cash flows less investing cash flows and interest paid (including finance lease interest).

SECTION III : OPTUS

Cash capital expenditure

	Quarter 30 Jun 2004 A$ m	2003 A$ m	YOY Chge %
Mobile	57	55	3.1
Business & wholesale	78	103	-24.0
Consumer & multimedia	24	19	21.8
Other	28	20	43.6
Total	**187**	**197**	**-5.2**

Optus continued to translate its strong profitability growth into strong cash flow growth as a result of careful capital management. Free cash flow was up 34% compared to the same quarter last year.

Net cash inflow from operating activities, at A$435 million, was up 14% on the same quarter last year, as a result of stronger profit before tax. Working capital exhibited its usual seasonal dip in the current quarter, which included the timing of annual incentive payments.

Cash capital expenditure of A$187 million was down 5.2% on the same quarter last year, and represented 11% of operating revenue (excluding the C1 Defence contract), down 2 percentage points from the same quarter last year.

SECTION IV : ASSOCIATES

FINANCIAL HIGHLIGHTS

FOR THE FIRST QUARTER ENDED 30 JUNE 2004

- Belgacom ceased to be equity accounted following SingTel's divestment in preceding quarter. Excluding Belgacom and exceptionals, underlying pre-tax earnings from associates were up 32% to S$296 million.

- On a post tax basis, earnings from associates up 9.9% to S$222 million. Excluding Belgacom, post tax earnings from associates up 58%.

- Strong contributions from regional mobile associates, especially Bharti.

- Group's regional mobile subscribers (including SingTel and Optus) up 40% or nearly 15 million to 52 million. Proportionate share of subscribers up 41% to 21 million.

SECTION IV : ASSOCIATES

	Equity Int %	1st Quarter 30 Jun 2004 S$m	1st Quarter 30 Jun 2003 S$m	YOY Chge %
Regional mobile associates				
Telkomsel	35.0	117	112	4.4
AIS [2]	21.5	77	63	22.9
Globe Telecom [2] [3]	40.1	46	31	48.1
Bharti Telecom / Bharti Tele-Ventures [4]		35	3	@
		274	**209**	**31.3**
Other SingTel associates				
Singapore Post	31.0	10	10	5.1
PT Bukaka ("BSI") [2]	40.0	8	8	8.0
New Century InfoComm ("NCIC") [2]	24.5	(4)	(5)	-32.7
Others		4	*	nm
		293	221	32.8
Belgacom	-	-	90	nm
SingTel share of ordinary results		**293**	**310**	**-5.6**
Southern Cross	40.0	3	3	-
Optus share of ordinary results		**3**	**3**	**-**
Group share of ordinary profits		**296**	**314**	**-5.5**
Group share of ordinary profits (ex-Belgacom)		***296***	***224***	***32.3***
Share of exceptional losses				
Bharti				
- effects of Punjab licence expensed		-	(23)	nm
- refund of notional interest on licence fee		-	8	nm
- other		-	(4)	nm
		-	(19)	nm
AIS - ~~write-off and others~~		-	~~(4)~~	~~nm~~
		-	**(23)**	**nm**
Group share of pre-tax profits		**296**	**291**	**1.9**
Tax on ordinary results, excluding Belgacom		(74)	(58)	27.1
Tax of Belgacom		-	(29)	nm
		(74)	(87)	-14.7
Tax credit on exceptionals		-	1	nm
SingTel share of taxes		**(74)**	**(86)**	**-13.5**
Optus share of taxes		*****	**(3)**	**nm**
Group share of taxes		**(75)**	**(89)**	**-16.4**
Group share of net profits		**222**	**202**	**9.9**
Group share of net profits (ex-Belgacom)		***222***	***141***	***57.7***

Notes:

(1) The statutory accounts of the associates are prepared based on local GAAP. Where applicable, the accounting policies of these associates have been restated to ensure compliance with the Group's accounting policies.

(2) These associates have December financial year ends. SingTel equity accounted for share of results of these companies based on the financials for the quarter ended 31 March 2004. One-off transactions between 1 April 2004 and 30 June 2004 which are material are also accounted by the Group in the current quarter.

(3) SingTel increased its equity interest in Globe Telecom from 29.06% to 40.05% from November 2003.

(4) SingTel's interest in Bharti consists of a 26.96% equity interest in Bharti Telecom Limited and a 15.95% equity interest in Bharti Tele-Ventures Limited, resulting in effective interest in Bharti Tele-Ventures Limited of 28.46%.

SECTION IV : ASSOCIATES

In the current quarter, the Group's share of pre-tax earnings from its associates rose to S$296 million, accounting for 32% (1Q 2003: 41%) of the Group's profit before exceptionals and tax. The Group ceased to equity account for Belgacom following its disposal in March 2004. Excluding Belgacom and exceptionals on a year on year basis, the increase was S$72 million or 32% due mainly to the strong performance of the regional mobile associates, especially Bharti.

Compared to the preceding quarter, the Group's share of ordinary results (excluding Belgacom) improved by 11% due mainly to the improved performance of AIS and Globe.

PT Telekomunikasi Selular ("Telkomsel")

Telkomsel is the leading operator of cellular telecommunications services in Indonesia with a market share of approximately 52% as of June 2004. Its total subscriber base increased significantly by 60% to 12.4 million – 1.2 million postpaid and 11.2 million prepaid – from 7.7 million a year before. Compared to a quarter ago, the increase was 15% or 1.6 million subscribers.

SingTel's share of Telkomsel's pre-tax profit for the quarter ended June 2004 increased 4.4% to S$117 million. However, compared to the preceding quarter, the pre-tax ordinary profit decreased 11% due mainly to forex losses on Telkomsel's USD denominated bonds this quarter compared to a forex gain in the preceding quarter.

Telkomsel successfully launched "Kartu As" or "Ace card", a cheaper new prepaid service priced at Rp 25,000 in May 2004. As at 30 June 2004, Telkomsel had acquired 398,000 "Kartu As" subscribers.

During the quarter, Telkomsel has declared a dividend of 45% of net profits for the 2003 ~~financial year. SingTel's share of the declared dividend amounting to~~ Rp ~~667 billion~~ is expected to be received in August and November 2004.

Advanced Info Service ("AIS")

AIS is the largest mobile communications operator in Thailand. As at 30 June 2004, it was the third largest listed company on the Stock Exchange of Thailand.

In the current quarter, SingTel's share of pre-tax ordinary profits from AIS increased by 23% to S$77 million, spurred by strong growth in its prepaid subscriber base and higher traffic volumes.

As at 30 June 2004, AIS had 14.4 million subscribers, up 4.1% or 571,000 from 13.9 million a quarter ago. On a year on year basis, the subscribers' base rose strongly by 18% or 2.2 million. AIS continues to be the market leader with a 58% market share as at 30 June 2004.

SECTION IV : ASSOCIATES

Globe Telecom, Inc ("Globe")

Globe is one of the largest mobile communications services provider in the Philippines and is listed on the Philippine Stock Exchange.

SingTel's share of Globe's pre-tax profit for the quarter of S$46 million was based on an equity interest of 40.05% compared to 29.06% a year ago. Operating revenue grew 17% year on year, driven by a higher subscriber base. Operating expenses increased 21% as Globe recorded higher depreciation expense this quarter due to a shortening in the estimated useful lives of certain property, plant and equipment.

As at 30 June 2004, Globe had 10.5 million mobile subscribers, up 15% from 9.1 million a quarter ago. It registered a 45% or 3.3 million increase in mobile subscribers compared to a year ago.

Bharti Group ("Bharti")

Bharti Tele-Ventures is India's leading private sector provider of telecommunications services with 8.4 million customers. The company through its subsidiary companies also provides fixed-line, VSAT, Internet services and network solutions. Bharti Tele-Ventures Limited is listed on the National Stock Exchange, Delhi Stock Exchange and the Stock Exchange, Mumbai.

Bharti today offers mobile services in 16 (out of 23) licensed circles.

SingTel's share of profits from Bharti for the quarter amounted to S$35 million, a significant improvement from a year ago. Bharti's improved performance was seen across all its divisions, with mobile revenue growing 67% year on year on the back of a 105% or 3.9 million increase in mobile subscribers to 7.7 million as at 30 June 2004. Its subscriber base grew 18% or 1.2 million from a quarter ago.

SECTION IV : ASSOCIATES

PROFORMA INFORMATION

The following tables show unaudited proforma proportionate financial information which has been derived from the Income Statements of the Group prepared on a statutory basis and the proportionate share of operating revenue and EBITDA of its associates.

Proportionate presentation is not required by Singapore GAAP and is not intended to replace the financial statements prepared in accordance with Singapore GAAP. However, since associates in which the Group has an interest are not consolidated on a line by line basis, proportionate information is provided as supplemental data to facilitate a better appreciation of the relative contribution from the Group's operations in Australia, Singapore and other regional markets.

Proportionate operating revenue	Quarter 30 Jun 2004 S$ m	Quarter 30 Jun 2003 S$ m	YOY Chge %
Group revenue			
Singapore	1,001	1,045	-4.2
Overseas	2,021	1,915	5.5
	3,022	**2,960**	**2.1**
Proportionate share of operating revenue of associates			
Singapore	49	48	2.3
Overseas	785	983	-20.1
	835	**1,031**	**-19.0**
Enlarged revenue	**3,856**	**3,991**	**-3.4**
Comprising			
SingTel	1,001	1,045	-4.2
Optus	2,021	1,915	5.5
Regional mobile associates	721	565	27.7
Others	114	121	-6.2
	3,856	3,646	5.8
Belgacom	-	345	nm
Enlarged revenue	**3,856**	**3,991**	**-3.4**
% of overseas revenue to Group revenue	***67%***	***65%***	
% of overseas revenue to enlarged revenue	***73%***	***73%***	
% of overseas revenue to enlarged revenue (ex-Belgacom)	***73%***	***70%***	

Based on the Group's enlarged revenue, overseas revenue contribution was 73% in the current quarter, reflecting the strength of the Group's geographical diversification efforts.

SECTION IV : ASSOCIATES

Proportionate EBITDA (1)	Quarter 30 Jun 2004 S$ m	Quarter 30 Jun 2003 S$ m	YOY Chge %
Operational EBITDA			
SingTel	515	535	-3.7
Optus	615	499	23.3
	1,130	**1,033**	**9.3**
Proportionate share of EBITDA of associates			
Regional mobile associates	436	319	36.6
Singapore associates	24	18	31.1
Other overseas associates	33	40	-16.7
	493	377	30.6
Belgacom	-	150	nm
	493	**527**	**-6.6**
Compensation from IDA	**84**	**84**	**-**
Total proportionate EBITDA	**1,706**	**1,645**	**3.7**
Total proportionate EBITDA (ex-Belgacom)	***1,706***	***1,495***	***14.2***
EBITDA margin on enlarged revenue	***44%***	***41%***	
Overseas EBITDA as a % of total EBITDA	***64%***	***61%***	
Overseas EBITDA as a % of total EBITDA (ex-Belgacom)	***64%***	***57%***	

Note:
(1) Proportionate EBITDA represents the Group's effective interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

The underlying proportionate EBITDA increased by 14% on a year on year basis to S$1.71 billion, boosted by a 31% increase in EBITDA contribution from the associates.

Overseas EBITDA contributed a significant 64% to the Group's EBITDA for the quarter. Even after the divestment of Belgacom, this was an increase from the 61% in the last corresponding quarter.

Proportionate share of mobile subscribers (1)	Total Number 30 Jun 2004	Total Number 31 Mar 2004	Total Number 30 Jun 2003	Prorata Number 30 Jun 2004	Prorata Number 31 Mar 2004	Prorata Number 30 Jun 2003
(In 000s)						
SingTel Mobile	1,502	1,516	1,530	1,502	1,516	1,530
Optus	5,721	5,553	4,888	5,721	5,553	4,888
	7,223	**7,069**	**6,418**	**7,223**	**7,069**	**6,418**
Regional Mobile Associates						
- AIS	14,435	13,864	12,263	3,101	2,982	2,643
- Globe	10,542	9,137	7,272	4,222	3,659	2,113
- Telkomsel	12,366	10,743	7,713	4,328	3,760	2,700
- Bharti Group	7,672	6,504	3,751	2,151	1,848	1,065
	45,015	**40,248**	**30,999**	**13,802**	**12,249**	**8,521**
Group	**52,238**	**47,317**	**37,417**	**21,025**	**19,318**	**14,939**

Note:
(1) Proportionate share of mobile subscribers represents the number of mobile subscribers of an associate multiplied by SingTel's effective percentage ownership in the venture at the respective dates.

SECTION IV : ASSOCIATES

The Group's regional mobile subscriber base (including SingTel and Optus) increased by nearly 15 million subscribers or 40% year on year to over 52 million as at 30 June 2004. On a proportionate share basis, the increase was 41% to 21 million subscribers.

Cash dividends from associates	Quarter 30 Jun		YOY
	2004	2003	Chge
	S$ m	S$ m	%
Regional mobile associates			
AIS	56	41	37.7
Globe	-	21	nm
	56	**61**	**-8.8**
Belgacom	-	72	nm
BSI	3	-	nm
Others	3	-	nm
Total	**62**	**134**	**-53.4**

In the current quarter, SingTel received S$56 million in cash dividend from AIS, an increase of 38% compared to a year ago due to a higher dividend payout ratio.

Globe has set out a new dividend policy to pay dividends semi-annually in March and September of each year.

SECTION IV : ASSOCIATES

KEY OPERATIONAL DATA

	Telkomsel	Bharti	AIS	Globe
SingTel's investment:				
Year of initial investment	**2001**	**2000**	**1999**	**1993**
Effective shareholding (%)	35.0%	28.46%	21.48%	40.05%
Investment to date	S$1.93 bil	S$1.13 bil	S$870 mil	S$757 mil
Closing market share price (1)	NA	INR 136.4	THB 89 (5) THB 91 (6)	PHP 820
Market capitalisation				
- Total	NA	S$9.48 bil	S$11.12 bil	S$3.56 bil
- SingTel holding	NA	S$2.70 bil	S$2.41 bil	S$1.42 bil
Operational Performance :				
Mobile penetration rate (2)	11%	3%	38%	29%
Market share (2)	52%	26%	58%	42%
Market position (3)	#1	#1	#1	#2
Mobile subs ('000)				
- Aggregate	12,366	7,672	14,435	10,542
- Proportionate	4,328	2,151	3,101	4,222
Growth in mobile subs (%) (4)	60%	105%	18%	45%

Notes:

(1) Based on closing market price on 30 June 2004, in local currency.

(2) Based on latest data available as at 30 June 2004, except for Globe, which is based on data as at 31 March 2004. For Bharti, it is based on GSM cellular subscribers only. If based on total number of wireless subscribers (GSM and digital mobile), Bharti's market share would be 20.6%.

(3) Based on number of cellular subscribers. For Bharti, it is based on number of GSM cellular subscribers only. Bharti is ranked second based on overall wireless market.

(4) Compared against 30 June 2003.

(5) Based on local market price quoted on the Stock Exchange of Thailand.

(6) Based on foreign market price quoted on the Stock Exchange of Thailand.

SECTION V : GLOSSARY

"ARPU"	Average revenue per user.
"ATM"	Asynchronous Transfer Mode, a transfer mode in which voice, data and video signals are organised into cells for transmission.
"Backhaul"	Transmission links connecting frontier stations (submarine cable stations or satellite earth stations) to the domestic network or between frontier stations.
"Bandwidth"	The capacity of a communications link.
"C2C"	C2C Pte Ltd and its subsidiary companies, of which SingTel has an effective equity interest of 59.5%.
"Churn"	The transfer of a customer's telecommunications service from one provider to another.
"DEL"	Direct exchange lines, which are telephone lines connected directly to a telephone switch.
"EBIT"	Earnings before interest and tax.
"EBITDA"	Earnings before interest, tax, depreciation and amortisation.
"FRS"	Singapore Financial Reporting Standard.
"HFC"	Hybrid fibre coaxial cable, a system that has the potential to deliver voice, video and data via fibre optic cable for long haul transmission and via coaxial cable for short haul transmission.
"MMS"	Multimedia messaging service.
"NA"	Not applicable.
"NCS"	National Computer Systems, a SingTel wholly owned subsidiary, and its subsidiary companies.
"NM"	Not meaningful.
"Optus"	SingTel Optus Pty Limited, a SingTel wholly owned subsidiary, and its subsidiary companies.
"QTD"	Quarter-to-date.
"SMS"	Short Message Service.
"Sing GAAP"	Accounting principles generally accepted in Singapore.
"SingTel"	Unless expressly stated, the term refers to SingTel Group excluding Optus.

CONSOLIDATED BALANCE SHEETS

	As at		
	30 Jun 2004 (Unaudited) S$ million	31 Mar 2004 (Audited) S$ million	30 Jun 2003 (Unaudited) S$ million
Current assets			
Cash and cash equivalents	5,587	3,162	2,321
Short term investments	494	461	128
Trade and other debtors[1]	2,317	4,485	2,400
Inventories	226	169	269
	8,625	8,277	5,118
Non-current assets			
Property, plant and equipment (net)	11,456	12,138	12,452
Goodwill on consolidation	9,721	9,736	10,155
Intangibles	559	593	557
Associated companies	4,734	4,717	5,000
Joint venture companies	310	314	362
Long term investments	106	110	197
Deferred tax assets	762	894	995
Other non-current assets	93	78	92
	27,743	28,580	29,809
Total assets	36,368	36,857	34,927
Current liabilities			
Trade and other creditors	2,693	3,165	2,752
Provisions	22	18	18
Advance billings	500	524	592
Dividends payable to minority shareholders	-	173	-
Borrowings (unsecured)	181	83	119
Borrowings (secured)	1,102	1,069	1,082
Current income tax	428	521	510
	4,925	5,554	5,074
Non-current liabilities			
Borrowings (unsecured)	8,417	8,631	9,211
Borrowings (secured)	101	109	148
Deferred income tax	477	480	572
Deferred income	981	1,074	1,342
Advance billings	1,124	1,129	1,176
Other non-current liabilities	80	79	102
	11,180	11,501	12,550
Total liabilities	16,105	17,056	17,624
Net assets	20,263	19,802	17,303
Share capital and reserves			
Share capital	2,679	2,677	2,674
Translation reserve	504	725	703
Other reserves	17,069	16,350	13,794
Interests of shareholders of the Company	20,251	19,752	17,171
Minority interests	11	49	132
	20,263	19,802	17,303

Note:

(1) As at 31 March 2004, trade and other debtors included S$2.47 billion of receivable relating to the Group's disposal of its associate, Belgacom S.A.

Certain comparatives have been reclassified to conform with current period's presentation.

Singapore Telecommunications Ltd And Subsidiary Companies

HISTORICAL FINANCIAL SUMMARIES

S$ Million	Quarterly FY2004/05 1Q SingTel	1Q Optus	1Q Total	Quarterly FY2003/04 4Q SingTel	4Q Optus	4Q Total	3Q SingTel	3Q Optus	3Q Total	2Q SingTel	2Q Optus	2Q Total	1Q SingTel	1Q Optus	1Q Total	Full Yr FY2004
Income Statement																
Operating revenue	1,001	2,021	3,022	1,025	2,139	3,164	973	2,048	3,021	1,003	1,847	2,849	1,045	1,915	2,960	11,995
Operating expenses (excl. Depreciation)	(490)	(1,418)	(1,908)	(576)	(1,502)	(2,078)	(470)	(1,447)	(1,917)	(504)	(1,326)	(1,830)	(516)	(1,428)	(1,944)	(7,768)
Operating profit	511	603	1,114	449	637	1,086	503	601	1,105	499	521	1,020	529	487	1,016	4,226
Other income	4	12	16	13	9	21	2	1	3	8	12	21	6	12	17	62
Operational EBITDA	515	615	1,130	461	646	1,107	505	602	1,107	507	533	1,040	535	499	1,033	4,288
Compensation from IDA	84	-	84	84	-	84	84	-	84	84	-	84	84	-	84	337
Share of results of associates	293	3	296	372	(7)	365	168	(5)	163	303	(2)	301	288	3	291	1,120
EBITDA	892	618	1,510	918	639	1,557	757	597	1,354	894	532	1,426	907	502	1,409	5,745
Depreciation & amortisation	(177)	(299)	(476)	(355)	(326)	(681)	(326)	(308)	(634)	(325)	(287)	(612)	(327)	(277)	(604)	(2,531)
Earnings before interest & income tax (EBIT)	715	319	1,034	563	313	876	431	289	720	570	244	814	580	225	805	3,214
Net finance (expense)/ income	(36)	(59)	(95)	(47)	(62)	(109)	195	(66)	129	(33)	(60)	(93)	(37)	(56)	(93)	(165)
Profit before exceptional items	679	260	939	516	251	767	626	223	849	537	184	721	543	169	712	3,049
Exceptional items	(2)	-	(2)	1,673	-	1,673	186	-	186	4	(27)	(22)	703	-	703	2,541
Profit before tax	677	260	937	2,189	251	2,440	812	223	1,036	541	158	699	1,246	169	1,415	5,590
Taxation	(161)	(77)	(238)	(250)	(59)	(310)	(133)	(68)	(201)	(178)	(55)	(232)	(174)	(56)	(230)	(973)
Profit after taxation	516	184	700	1,939	192	2,131	679	156	835	363	103	467	1,072	113	1,185	4,617
Minority interests	1	-	1	(170)	-	(170)	19	-	19	6	-	6	13	-	13	(132)
Profit attributable to shareholders	517	184	700	1,769	192	1,961	698	156	854	369	103	473	1,085	113	1,198	4,485
Net profit (underlying) [1]	513	184	696	470	161	632	521	157	678	476	130	606	488	114	602	2,517
Group Operating Revenue Composition																
Mobile communications	207	982	1,189	209	1,043	1,252	207	990	1,197	206	865	1,071	201	812	1,012	4,532
National telephone	133	518	652	133	556	689	140	514	654	141	478	618	147	425	573	2,534
Data and Internet	298	260	558	279	273	552	279	243	522	279	217	496	282	204	486	2,056
International telephone	169	79	247	180	84	264	180	87	267	194	83	278	201	57	258	1,066
IT and engineering services	136	30	166	168	33	201	113	36	148	124	20	144	132	19	150	643
C1 defence contract	-	-	-	-	2	2	-	-	-	-	40	40	-	250	250	291
Postal services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Directory advertising	-	-	-	-	-	-	-	-	-	-	-	-	17	-	17	17
Miscellaneous [2]	57	153	211	56	149	205	54	179	233	58	145	203	66	149	215	856
	1,001	2,021	3,022	1,025	2,139	3,164	973	2,048	3,021	1,003	1,847	2,849	1,045	1,915	2,960	11,995
Group Operating Expenses Composition																
Selling and administrative	128	457	585	136	481	617	116	467	583	121	408	529	124	401	524	2,253
Traffic expenses	104	465	569	133	481	614	119	456	575	122	402	524	117	373	490	2,204
Staff costs	136	228	364	155	249	404	141	237	378	156	227	382	151	191	342	1,505
Cost of sales	101	234	335	131	250	381	75	258	333	82	258	339	102	418	520	1,573
Repair and maintenance	27	44	71	28	44	72	27	42	70	29	43	71	27	42	69	281
Others	(7)	(9)	(16)	(7)	(2)	(9)	(8)	(14)	(22)	(6)	(11)	(17)	(5)	4	(1)	(49)
	490	1,419	1,908	576	1,502	2,078	470	1,447	1,917	504	1,326	1,830	516	1,428	1,944	7,768
Depreciation	177	297	474	190	323	513	162	302	464	162	276	439	165	266	431	1,847
Key Revenue Drivers																
SingTel:																
IT Outgoing Mins Total (million) (QTD/YTD)	238			238			233			235			234			941
IDD Net Ave Collection Rate (S$/ min) (QTD/YTD)	0.436			0.433			0.460			0.481			0.496			0.467
Res Working DEL (000s)	1,106			1,116			1,122			1,130			1,137			1,116
Biz Working DEL (000s)	761			764			766			767			771			764
Total Working DEL (000s)	1,867			1,880			1,888			1,896			1,908			1,880
Total Cellular Subscribers (000s)	1,502			1,516			1,534			1,518			1,530			1,516
Cellular ARPU (YTD/QTD) (S$)																
- Postpaid	73			72			70			70			67			70
- Prepaid	14			16			18			18			15			16
Optus:																
Total Cellular Subscribers (000s)		5,721			5,553			5,365			5,073			4,888		5,553
Cellular ARPUs (QTD/YTD) (A$)																
- Postpaid		70			71			73			71			70		71
- Prepaid		22			24			24			23			22		23
Consumer Broadband Customers (000s)		526			526			528			531			530		526

Note (1): Underlying net profit is defined as net profit before goodwill, exceptionals, Belgacom's net contribution and exchange difference on loan to Optus, net of hedging

(2): Comprises revenue from sale of equipment, maritime and land mobile, paging service, cable television, lease of satellite transponders and miscellaneous income.

C2C PTE LTD– KEY INFORMATION

Background

C2C Pte Ltd ("C2C"), a 59.5% owned subsidiary of SingTel, is a provider of undersea fibre optic network services, managing Asia's largest submarine cable network with a design capacity of 7.68 Terabits. The C2C network consists of a 17,000 km intra-Asian undersea cable ring connecting Japan, South Korea, China, Taiwan, Hong Kong, Philippines and Singapore, and a trans-Pacific ring network between Japan and USA.

Activation of traffic on the intra-Asian and trans-Pacific networks commenced in January 2002 and December 2003 respectively.

C2C, like most of its industry peers, continues to operate under an extremely challenging operating environment.

Memorandum Of Understanding On C2C Debt Restructuring

On 12 January 2004, SingTel announced that SingTel and C2C have reached agreement-in-principle with C2C's banking syndicate (the "**Lenders**") regarding the main commercial terms and conditions of a consensual restructuring of C2C's **US$650 million** senior secured credit facility.

The terms and conditions of the restructuring have been set out in a Memorandum Of Understanding ("**MOU**") executed by the parties on 9 January 2004. Closing of the restructuring is conditional upon, inter alia, finalisation of satisfactory documentation. Negotiations of the detailed terms are still ongoing.

Under the MOU, amongst other things, the principal amount outstanding of approximately **US$592 million** and certain other amounts payable under or in connection with the total debt will be structured into 3 tranches as follows :

(a) the first tranche of approximately **US$200 million** will be subject to a debt buy-back by C2C from the Lenders at a discount of 45% and retired ("**Retired Debt**").

(b) Tranche A of approximately **US$200 million** which has a maturity period of 7 years.

(c) Tranche B comprises the balance with a maturity period of 12 years.

The security provided for the existing debt i.e. the shares and assets of C2C will continue to be security for Tranche A and B.

The proposed restructuring envisages that funding of up to **US$225 million** is to be made available by SingTel to C2C. Part of such funding is to be secured and rank pari passu with the Lenders' Tranche A. The **US$225 million** funding can be convertible at the option of SingTel into equity in C2C or capacity on the C2C network.

Out of the **US$225 million** funding, **US$110 million** is to be made available to C2C for the buyback of the Retired Debt, and the balance **US$115 million** as a working capital facility available to C2C.

C2C PTE LTD– KEY INFORMATION (continued)

Financials

The net book value of assets of C2C consolidated in the Group's balance sheet as at 30 June 2004 are as follows:

Cash and bank balances – **US$10.6 million** (S$18.3 million) (fixed charge)
Property, plant and equipment – **US$979.1 million** (S$1,685.0 million) (assignment/fixed charge)
Other assets – **US$38.5 million** (S$66.3 million) (assignment/ fixed/floating charge)

As at 30 June 2004, C2C had an outstanding balance of **US$609.7 million** (including interest accrued) under the secured financing facility from the Lenders classified as current liabilities in the balance sheet.

In accordance with Singapore GAAP, C2C continues to be consolidated as a subsidiary company in the SingTel Group's books with a negative carrying value in SingTel's consolidated accounts as at 30 June 2004.

Summary Income Statements [1]	Quarter 30 Jun 2004 US$ m	Quarter 30 Jun 2003 US$ m	YOY Chge %
Operating revenue	15	15	-0.6
Operational EBITDA	5	3	75.0
Depreciation	(19)	(19)	2.1
EBIT	(14)	(16)	-11.6
Net finance expense	(7)	(8)	-14.5
Net loss	**(21)**	**(24)**	**-12.6**

Note:
(1) After elimination within C2C group of companies.

The results of operations and financial condition of the C2C Group as at 30 June 2004 have been prepared on the basis that C2C is a going concern.

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group summary income statements (in Singapore dollars) is:

	Quarter 30 June		YOY Chge
	2004 S$ m	2003 S$ m	%
Operating revenue	**2,021**	**1,915**	**5.5**
Operating expenses	(1,418)	(1,428)	-0.7
Other income	12	12	4.3
Operational EBITDA	**615**	**499**	**23.3**
- EBITDA margin	***30.4%***	***26.1%***	
- EBITDA margin (ex C-1)	***30.4%***	***28.0%***	
Share of results of joint ventures	3	3	-
EBITDA	**618**	**502**	**23.1**
Amortisation of goodwill	-	(1)	nm
Depreciation & amortisation	(299)	(277)	8.1
EBIT	**319**	**225**	**41.9**
Net finance expense	(59)	(56)	5.4
Profit before tax	**260**	**169**	**54.0**
Taxation	(77)	(56)	36.9
Net profit	**184**	**113**	**62.5**

OPTUS FINANCIALS IN SINGAPORE DOLLARS (continued)

The Optus' contribution to the Group operating revenue by product/ service (in Singapore dollars) is:

	Quarter 30 Jun 2004 S$M	Quarter 30 Jun 2003 S$M	YOY Chge %
Operating revenue by product/ service			
Mobile communications	982	812	21.0
National telephone	518	425	21.9
Data & Internet	260	204	27.2
Sale of equipment	103	100	3.5
International telephone	79	57	39.1
Cable television	42	42	0.5
IT & engineering services	30	19	56.1
C1 Defence contract	-	250	nm
Others	8	8	2.6
Total	**2,021**	**1,915**	**5.5**

The Optus' contribution to certain Group balance sheet items is:

	As at 30 Jun 2004	As at 31 Mar 2004	As at 30 Jun 2003
	S$m	S$m	S$m
Property, plant and equipment (net)	**6,473**	**7,072**	**6,618**
Gross debt [(1)]			
Current debt	232	138	160
Non-current debt	2,585	2,946	2,894
Gross debt as reported in balance sheet	2,816	3,084	3,054
Related net hedging liability	46	247	23
	2,862	3,330	3,077
Less: cash and bank balances	(51)	(59)	(92)
Net debt [(1)]	**2,812**	**3,271**	**2,985**
	A$m	A$m	A$m
Property, plant and equipment (net)	**5,417**	**5,542**	**5,645**
Gross debt [(1)]			
Current debt	194	108	137
Non-current debt	2,163	2,309	2,469
Gross debt as reported in balance sheet	2,357	2,417	2,605
Related net hedging liability	39	193	19
	2,395	2,610	2,624
Less: cash and bank balances	(42)	(46)	(78)
Net debt [(1)]	**2,353**	**2,564**	**2,546**

Note:

(1) Excludes borrowing from SingTel.

MASNET No. 5 OF 05.08.2004
Announcement No. 5

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 30 JUNE 2004
- FINANCIAL RESULTS PRESENTATION

Attached are the slides on Singapore Telecommunications Limited's Financial Results Presentation for the first quarter ended 30 June 2004.

1st0405-Slides.pdf

Submitted by Chan Su Shan (Ms), Company Secretary, on 05/08/2004 to the SGX

SingTel

Financial results presentation

Q1 FY05: quarter ended 30th June 2004

5th August 2004

Company registration number : 199201624D

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"$" means Singapore dollars unless otherwise indicated.

SingTel

Asia's leading communications company

SingTel



Lee Hsien Yang

President & Chief Executive Officer

Q1 FY05: NPAT $700m

➢ Good start to the year

Group performance	Goodwill accounting aligned with IFRS 3	Underlying earnings growth [1] 16%
SingTel – cash flow engine	Operational EBITDA margin 51%	Free cash flow [2] $372m
Optus – challenger focused on returns	Operational EBITDA margin for Q1 30%	Net profit after tax A$151m
Regional mobile – earnings driver	Regional mobile customers up 45%	Regional mobile earnings up [3] 31%

SingTel [1] Excluding Belgacom, goodwill amortisation, FX on interco loan and EI [2] Operating cash before interest less cash capex [3] Before exceptionals

Successful transformation continues

➢ Increasing proportion of revenue and EBITDA outside Singapore

Proportionate revenue outside Singapore[1] 73%


Others
2%
SingTel
27%
Optus
52%
Regional
Mobile
19%

Proportionate EBITDA outside Singapore[1] 64%


Others
2%
SingTel
36%
Optus
36%
Regional
Mobile
26%

[1] Based on three months to Jun 04

Group results Q1 FY05: underlying NPAT up 16%[1]

- Underlying EPS up 16% to 3.9 cents[1]

Statutory results S$m	3 months to June 04	3 months to June 03	% increase/ (decrease)
Operating revenue - excluding C1 defence contract	3,022	2,710	12%
Operational EBITDA - excluding C1 defence contract	1,130	1,001	13%
Operational EBITDA margin - excluding C1 defence contract	37%	37%	N/M
Associates - excluding Belgacom and EI	296	224	32%
EBITDA[2]	1,510	1,409	7%
Intercompany loan – net FX gain	6	-	N/M
NPAT before goodwill and EI	702	657	7%
Exceptional items	(2)	703	N/M
NPAT	700	1,198	(42%)
NPAT – underlying[1]	696	602	16%
Earnings per share – underlying[1]	3.90	3.37	16%

[1] Excluding Belgacom, goodwill amortisation, FX on interco loan and EI

[2] Operational EBITDA + IDA exceptionals + share of results of associates

SingTel



SingTel

SingTel results Q1 FY05

- 1% sequential revenue growth (ex IT)[1]

Statutory results S$m	3 months to June 04	3 months to June 03	% change
Operating revenue	1,001	1,045	(4%)
-excluding SYP	*1,001*	*1,028*	*(3%)*
Operational expenses	(490)	(516)	(5%)
Operational EBITDA	515	535	(4%)
Operational EBITDA margin	51%	51%	N/M

[1] Q1 FY05 vs Q4 FY04 excluding IT revenues

SingTel: first quarter revenue trends

	Q1 FY05 vs Q1 FY04			
Data & Internet	Broadband revenue growth ILC revenue stabilised	57%	Data & Internet revenue	6%
Mobile	Postpaid market share Postpaid churn	43% 1.4%	Mobile revenue	3%
International Telephone	International call revenue Inpayments & net transit	10% 35%	Int'l Telephone revenue	16%
IT & Engineering services	Singapore revenues up	7%	IT revenue	4%
National Telephone	DEL lines	2%	Nat'l Telephone revenue	10%

SingTel: careful cost control

Opex declines 5%

Staff costs[1]	↓ 10%
Traffic expenses	↓ 11%
Selling & admin expenses	↑ 4%

Free cash flow impacted by lower dividends $372m

S$m	Q1 FY05	Q1 FY04
Operating cash flow before working capital changes	525	535
Working capital	(99)	(58)
Dividends	62	134
Tax	(31)	(18)
Op. cash before interest	457	593
Cash capex	(85)	(68)
Free cash flow[2]	372	524
Free cash flow[2] - excl dividends	*310*	*390*

[1] Accounting treatment for share plans aligned to new FRS

[2] Operating cash before interest less cash capex

SingTel



Optus

Optus: double digit EBITDA growth[1]

Statutory results A$m	3 months to June 04 - reported	3 months to June 03 - ex C1[1]	% increase - ex C1[1]
Operating revenue	1,662	1,485	12%
Operational EBITDA	506	416	22%
Operational EBITDA margin	30%	28%	n/m
EBITDA	508	419	21%
EBIT	262	171	53%
NPAT	151	80	88%

[1]excludes C1 defence contract recorded in June 2003 quarter

Optus Mobile: revenues up 13% in Q1

- Operational EBITDA margin improves to 39%

Total service revenues (excl equipment)	12%



Mobile revenue A$m
72
729
85
816
Equipment
Service
Q1 FY04
Q1 FY05

Optus Mobile – strong competitive position	
Customer base reaches 5.7m	17%
Mobile market share	35%
Data as % of ARPU	15%

Optus Business and Wholesale: revenue up 13%[1]

➢ Combined margin improves to 27%

Revenue growth in both divisions


Business & W'sale rev A$m
96
252
128
266
Q1 FY04
Q1 FY05
Wholesale
34%
Business*
5%

Optus Business - focus on scale

Voice revenues	7%
Data & IP revenues	4%
Satellite revenues	42%
Uecomm improves scale ➢ acceptances at 3 Aug	94%

[1]excluding C1 defence contract recorded in June 2003 quarter

Optus Consumer: top line drives cash flow growth

- Free cash flow doubles – EBITDA margin 14%

Total revenues	9%
HFC revenues	5%
Off network voice	11%
Dial up internet & DSL	32%
Bundling rates up	HFC 64% Offnet 43%

Broadband customers up 68%



Broadband customers '000s
109
122
132
143
5
161
22
10
16
35
DSL
Cable modem
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05

Optus: strong trend of cash flow growth

Free cash flow[1] up… 34%


Free cash flow* (A$m)
185
248
Q1 FY04
Q1 FY05

…delivered by growth and capital management

Operating cash	14%
Cash capex	A$187m
Cash capex:revenue	11%

[1] Operating cash before interest less cash capex

GLOBE TELECOM

bharti

TELKOMSEL

AIS

Singapore POST

SingTel

Associates and joint ventures

Associates: 32% of Group NPAT

➢ Q1 FY05 pre-tax earnings $296m

Associates earnings[1] 32%

AIS dividends $56m 38%



Assoc earnings before EIs ($m)
314
296
Belgacom
Others
31%
Regional Mobile
Q1 FY04
Q1 FY05



134
62
Belgacom
Globe
AIS
Other
AIS
Q1 FY04
Q1 FY05

[1] Excluding Belgacom and associate EI

Aggregate mobile customer base: 52m

➢ 40% growth

Rapid growth in Telkomsel & Bharti customers **9m**



+ 15m
37m
52m
Telkomsel & Bharti +9m
AIS & Globe +5m
SingTel & Optus +1m
Jun 03
Jun 04

Regional mobile earnings up 31%[1]

S$m	3 months to June 04	% change*
Telkomsel	117	4%
AIS	77	23%
Globe	46	48%
Bharti	35	↑
Total Regional Mobile	274	31%

[1] Excludes exceptionals in Q1 FY04

SingTel


SPECIMEN

SingTel

Cash flow, balance sheet and summary

Group free cash flow: down 9% to $676m[1]

Stronger Optus cash flow offset by Singapore and dividends



- 9%
740
134
216
390
676
62
304
310
Assoc dividends
Optus
SingTel
Group free cashflow[1] $m
Q1 FY04
Q1 FY05

Net debt down in Q1 $2.9bn

S$m	3 mths to June 04	3 mths to June 03
Group FCF[1]	676	740
Interest[2]	(120)	(147)
Others[3]	188	(222)
Disposal proceeds[4]	2,106	977
Decrease in net debt	2,850	1,348

[1] Operating cash before interest less cash capex

[2] Excluding finance lease repayments

[3] Including monetisation of assets and forex movements

[4] Net of payment to minority shareholders

SingTel

Significant financial flexibility

Net debt reduces ahead of capital reduction exercise $4.3bn


SingPost/SYP proceeds
FY03 dividend payment
Globe investment
Belgacom proceeds
Net Debt ($bn)
9.6
8.2
8.1
8.5
7.1
4.3
Mar 03
Jun-03
Sep 03
Dec-03
Mar-04
Jun-04

Leverage on target - even after capital reduction and dividend

	30 June 04	Adjusted[1]
Net debt	$4.3bn	$8.2bn
Net debt : net capitalisation	17%	33%
Net debt:EBITDA	0.7X	1.4X
EBITDA:net interest cover	14.5X	13.9X

SingTel

[1] Adjusted for $3bn capital reduction and payment of 6.4c ordinary dividend - assuming they took place on 30 June 2004

Q1 FY05 : summary

➢ Highly ranked for corporate governance

SingTel

- Robust free cash flow[1] — $372m

'yes' OPTUS

- Operational EBITDA growth[2] — 22%

Regional mobile

- Earnings contribution up[3] — 31%

Blue chip growth stock

- Double digit earnings growth[4] — 16%
- Strong free cash flow[1] growth — $676m

[1] Operating cash before interest less capex [2] A$ - exclude C1 defence contract [3] Excluding exceptionals

[4] excluding Belgacom, goodwill amortisation, FX on interco loan and EI

SingTel

Financial results presentation

Q1 FY05: quarter ended 30th June 2004

5th August 2004